    AS FILED WITH THE SECURITIES AND EXCHANGE COMMISSION ON OCTOBER 19, 1998

                                                  REGISTRATION NO. 333-64789
================================================================================

                      SECURITIES AND EXCHANGE COMMISSION
                            WASHINGTON, D.C. 20549

                           _________________________

                                AMENDMENT NO. 1
                                      TO
                                   FORM S-4

            REGISTRATION STATEMENT UNDER THE SECURITIES ACT OF 1933

                         CAPITOL CITY BANCSHARES, INC.
                  -------------------------------------------
            (Exact name of registrant as specified in its charter)

        Georgia                         6060                      58-1994305
        -------                         ----                      ----------
(State or Other Jurisdiction  (Primary Standard Industrial    (I.R.S. Employer
    Of Incorporation)           Classification Code No.)     Identification No.)


                         CAPITOL CITY BANCSHARES, INC.
                             562 Lee Street, S.W.
                            Atlanta, Georgia 30311
                                (404) 752-6067
      ------------------------------------------------------------------
    (Address, including zip code, and telephone number, including area code, of Registrant's Principal Executive Offices )



                     GEORGE G. ANDREWS, PRESIDENT AND CEO
                         CAPITOL CITY BANCSHARES, INC.
                             562 Lee Street, S.W.
                               Atlanta, GA 30311
                                (404) 752-6067

                                With a copy to:

                         John T. McGoldrick, Jr., Esq.
                         Martin, Snow, Grant & Napier
                                 P.O. Box 1606
                           Macon, Georgia 31202-1606
                                (912) 749-1716
  ---------------------------------------------------------------------------
(Name, address, including zip code, and telephone number, including area code, of Agent for Service)

Approximate date of commencement of the proposed sale of the securities to the public: As soon as practicable after the effective date of the Registration Statement.

                          CAPITOL CITY BANK AND TRUST
                             562 Lee Street, S.W.
                            Atlanta, Georgia 30311
                                (404) 752-6067

                             September ____, 1998


Dear Shareholders:

     The Board of Directors of Capitol City Bank and Trust (the "Bank") cordially invites you to attend the Special Meeting of Shareholders which will be held at _________ o'clock ___.m. on September _____, 1998, at 562 Lee Street, S.W., Atlanta, Georgia 30311.

     At the special meeting the Bank's shareholders will be asked to consider and vote upon a Plan of Reorganization and Agreement of Merger entered into with Capitol City Bancshares, Inc. ("Bancshares") and Capitol City Interim, Inc. ("Interim") on April 14, 1998 (the "Agreement") pursuant to which the Bank would become and thereafter be operated as a wholly owned subsidiary of Bancshares.
If the Agreement is approved, each outstanding share of the $6.00 par value common stock of the Bank will be converted on a tax-free basis into one share of the $6.00 par value common stock of Bancshares. As a result of the reorganization, the equity interest of the Bank's existing shareholders in Bancshares will be the same as their present interest in the Bank, provided none of the Bank's shareholders dissent and elect to exercise their statutory appraisal rights, and the Bank will thereafter be operated as a wholly owned subsidiary of Bancshares.

     The accompanying proxy statement includes a description of the terms and conditions of the proposed reorganization, a description of the business and financial condition of the Bank and certain other significant information, including a description of the statutory appraisal rights of dissenting shareholders. A copy of the Agreement is attached as Appendix "A" to the proxy statement.

THE BOARD OF DIRECTORS BELIEVES THAT ADOPTION OF THE PLAN OF REORGANIZATION AND AGREEMENT OF MERGER IS IN THE BEST INTERESTS OF THE BANK AND ITS SHAREHOLDERS AND URGES YOU TO VOTE IN FAVOR OF THE PLAN OF REORGANIZATION AND AGREEMENT OF MERGER. THE APPROVAL AND ADOPTION OF THE PLAN OF REORGANIZATION AND AGREEMENT OF MERGER REQUIRES THE AFFIRMATIVE VOTE OF THE HOLDERS OF AT LEAST TWO-THIRDS (66 2/3%) OF THE OUTSTANDING SHARES OF THE BANK'S COMMON STOCK. IT IS, THEREFORE, EXTREMELY IMPORTANT FOR YOU TO SIGN, DATE AND RETURN YOUR ENCLOSED PROXY AS SOON AS POSSIBLE IN THE PRE-ADDRESSED AND STAMPED ENVELOPE SUPPLIED FOR YOUR CONVENIENCE, WHETHER OR NOT YOU PLAN TO ATTEND THE SPECIAL MEETING.

     We urge you to carefully review the enclosed Proxy Statement/Prospectus that describes the Plan of Reorganization and the Agreement of Merger proposal in detail.

Again, your Board of Directors strongly recommends that you vote FOR the proposal. On behalf of the Board of Directors, thank you for your cooperation and continued support.

                              Very truly yours,



                              GEORGE G. ANDREWS, President

               ________________________________________________

                   NOTICE OF SPECIAL MEETING OF SHAREHOLDERS
                      TO BE HELD ON SEPTEMBER _____, 1998
               ________________________________________________



              TO THE SHAREHOLDERS OF CAPITOL CITY BANK AND TRUST

     Notice is hereby given that the Special Meeting of Shareholders of Capitol City Bank and Trust (the "Bank") will be held at ______o'clock ___.m. on September ____, 1998, at 562 Lee Street, S.W., Atlanta, Georgia 30311, for the following purposes:

     1. To consider and vote upon a Plan of Reorganization and Agreement of Merger between the Bank, Capitol City Interim, Inc. ("Interim"), and Capitol City Bancshares, Inc. ("Bancshares"), a Georgia corporation formed to act as a holding company for the Bank, pursuant to which, among other matters, (i) Interim, a subsidiary of Bancshares, will be merged with and into the Bank. The Bank will be the surviving corporation to the merger and will thereafter be operated as a wholly owned subsidiary of Bancshares, and (ii) each of the outstanding shares of the Bank's $6.00 par value common stock will be converted into and exchanged for one (1) share of the $6.00 par value common stock of Bancshares; all as more fully set forth in the Plan of Reorganization and Agreement of Merger dated April 14, 1998 annexed to the proxy statement as Appendix "A" hereto.

     2. To transact such other business as may properly come before the Special Meeting and any adjournment or postponement thereof.

     You are urged to mark, sign, date and promptly return your proxy in the enclosed envelope so that your shares may be voted in accordance with your wishes and in order that the presence of a quorum may be assured. The prompt return of your signed proxy, regardless of the number of shares you hold, will aid the Bank in reducing the expense of additional proxy solicitation. The giving of such proxy does not affect your right to vote in person if you attend the meeting and give notice to the Secretary of the Bank.

     Only those shareholders of record at the close of business on September ____, 1998 will be entitled to notice of and to vote at the Special Meeting and any adjournment or postponement thereof.

     Dissenting shareholders who satisfy all of the requirements set forth in the Georgia Business Corporation Code will be entitled to receive payment in cash for the "fair value" of their shares of common stock of the Bank if the reorganization is approved. Information describing the rights of dissenting shareholders is more fully set forth under "RIGHTS OF DISSENTING SHAREHOLDERS" and Exhibit "B" of the proxy statement.

AN AFFIRMATIVE VOTE OF THE HOLDERS OF AT LEAST TWO-THIRDS (66-2/3%) OF THE OUTSTANDING SHARES IS REQUIRED FOR APPROVAL AND ADOPTION OF THE PLAN OF REORGANIZATION AND AGREEMENT OF MERGER. THEREFORE, WHETHER OR NOT YOU EXPECT TO ATTEND THE SPECIAL MEETING IN PERSON, YOU ARE URGED TO SIGN, DATE AND PROMPTLY RETURN THE ENCLOSED PROXY. A SELF-ADDRESSED STAMPED ENVELOPE IS ENCLOSED FOR YOUR CONVENIENCE.

                              This _____ day of September, 1998.

                              By Order of the Board of Directors,



                              /s/ George G. Andrews
                              GEORGE G. ANDREWS, President

                          [OUTSIDE FRONT COVER PAGE]

                                  PROSPECTUS
                         CAPITOL CITY BANCSHARES, INC.

                             562 Lee Street, S.W.
                            Atlanta, Georgia 30311
                                (404) 752-6067

                 532,088 Shares of Common Stock, $6 Par Value

                          CAPITOL CITY BANK AND TRUST
                                PROXY STATEMENT

     This prospectus of Capitol City Bancshares, Inc. ("Bancshares"), organized and existing under the laws of the State of Georgia to operate as a bank holding company, relates to the shares of its common stock, par value $6.00 per share, which are issuable to shareholders of Capitol City Bank and Trust (the "Bank") upon consummation of a reorganization (the "Reorganization") described herein, pursuant to which the Bank will become a wholly owned subsidiary of Bancshares, and shareholders of the Bank will become shareholders of Bancshares, as more particularly set forth in the Plan of Reorganization and Agreement of Merger dated April 14, 1998 by and between Bancshares, the Bank, and Capitol City Interim, Inc. (the "Agreement"). A copy of the Agreement is attached to this proxy statement/prospectus as Appendix "A".

     At such time as the transactions contemplated by the Agreement are consummated, (i) Interim will merge with and into the Bank, with the Bank as the surviving entity to the merger, and (ii) each of the 532,088 shares of common stock of the Bank, $6.00 par value, will be converted into the right to receive one (1) share of Bancshares common stock.

     This prospectus/proxy statement is also being furnished to the holders of the shares of common stock of the Bank in connection with the solicitation by management of the Bank of proxies for use at the special meeting of shareholders of the Bank to be held on September ____, 1998, at the time and place and for the purposes set forth in the accompanying notice of special meeting and any adjournments thereof.

     This Proxy Statement/Prospectus does not cover resales of shares of Bancshares common stock upon consummation of the proposed reorganization, and no person is authorized to make use of the Proxy Statement/Prospectus in connection with any such resale.

     THE SECURITIES ARE SUBJECT TO INVESTMENT RISKS, INCLUDING POSSIBLE LOSS OF THE PRINCIPAL INVESTED. FOR A DISCUSSION OF RISK FACTORS, SEE THE "RISK FACTORS" SECTION OF THIS PROXY STATEMENT/PROSPECTUS BEGINNING ON PAGE 8.

     THESE SECURITIES HAVE NOT BEEN APPROVED OR DISAPPROVED BY THE SECURITIES AND EXCHANGE COMMISSION (THE "SEC"), THE GEORGIA DEPARTMENT OF BANKING AND FINANCE ("DBF"), THE BOARD OF GOVERNORS OF THE FEDERAL RESERVE SYSTEM ("FRB"), THE GEORGIA SECURITIES COMMISSIONER OR ANY OTHER STATE SECURITIES COMMISSION. NONE OF THE

AFOREMENTIONED HAS PASSED UPON THE ACCURACY OR ADEQUACY OF THIS PROXY STATEMENT/PROSPECTUS. ANY REPRESENTATION TO THE CONTRARY IS A CRIMINAL OFFENSE.

     THE SHARES OF COMMON STOCK OFFERED HEREBY ARE NOT SAVINGS ACCOUNTS OR DEPOSITS AND ARE NOT INSURED BY THE FEDERAL DEPOSIT INSURANCE CORPORATION OR ANY OTHER GOVERNMENTAL AGENCY OR INSTITUTION.

The date of this Proxy Statement/Prospectus is September _____, 1998

           [INSIDE FRONT AND OUTSIDE BACK COVER PAGES OF PROSPECTUS]

                               TABLE OF CONTENTS

Heading                                                                   Page
AVAILABLE INFORMATION                                                       5
REPORTS TO SECURITY HOLDERS                                                 6
SUMMARY                                                                     7
RISK FACTORS                                                                8
INTRODUCTION                                                                9
     Date, Place and Time of Special Meeting                               10
     Purpose of the Special Meeting                                        10
     Record Date; Quorum; Voting Rights                                    10
     Solicitation of Proxies                                               11
     Voting and Revocation of Proxies                                      11
SELECTED PER SHARE FINANCIAL INFORMATION                                   11
SECURITY OWNERSHIP OF CERTAIN BENEFICIAL
OWNERS AND MANAGEMENT                                                      12
PROPOSED REORGANIZATION                                                    14
     Plan of Reorganization and Agreement of Merger                        15
     Reasons for the Proposed Reorganization                               15
     Conditions to the Reorganization/Shareholder Approval                 16
     Effective Date                                                        17
     Surrender of Certificates                                             17
     Effect of Reorganization on the Bank's Shareholders                   17
     Trading and Resale of Bancshares Stock                                19
     Tax Consequences                                                      19
     Accounting Treatment                                                  21
RIGHTS OF DISSENTING SHAREHOLDERS                                          21
SUMMARY OF OPERATIONS                                                      23
MANAGEMENT'S DISCUSSION AND ANALYSIS
OF SUMMARY OF OPERATIONS                                                   25
     Six Months Ended June 30, 1998 Compared to
     Six Months Ended June 30, 1997                                        25
     Twelve Months Ended December 31, 1997 Compared
     to Twelve Months Ended December 31, 1996                              26
          Summary                                                          26
          Liquidity and Capital Resources                                  26
          Effects of Inflation                                             27
          Balance Sheets                                                   27
          Results of Operations                                            28
          Capability of the Bank's Data Processing
               Software to Accommodate the Year 2000                       30
     Twelve Months Ended December 31, 1996 Compared to
     Twelve Months Ended December 31, 1995                                 30
          Liquidity and Capital Resources                                  30

          Balance Sheets                                                   31
          Results of Operations                                            31

HISTORY AND BUSINESS OF BANCSHARES                                         33
     Organization                                                          33
     Management                                                            33
     Remuneration                                                          34
     Limitations on Director Liability                                     34
     Indemnification of Directors and Officers                             34
     Supervision and Regulation of Bancshares                              36
     Permitted Activities                                                  37
     Issuance of Additional Securities                                     39

HISTORY AND BUSINESS OF THE BANK                                           39
     Business                                                              39
     Competition                                                           41
     Supervision and Regulation of the Bank                                41
     Monetary Policies                                                     41
     Deposit Insurance                                                     42
     Legislation                                                           42
     Regulatory Capital                                                    45
     Examinations and Audits                                               47
     Real Estate Loans                                                     47
     Regulatory Activity                                                   48
     Legal Proceedings                                                     48
     Directors and Principal Officers                                      49
     Remuneration of Officers and Directors                                53
DESCRIPTION OF THE BANK'S COMMON STOCK                                     54
     The Bank's Common Stock                                               54
     Comparative Market Prices                                             54
     Capitalization                                                        55
DESCRIPTION OF BANCSHARES' STOCK                                           57
     Common Stock                                                          57
LEGAL OPINION                                                              58
DIVIDENDS                                                                  58
MATERIAL CONTRACTS BETWEEN THE BANK
AND THE HOLDING COMPANY                                                    59
OTHER MATTERS                                                              59

APPENDIX A     PLAN OF REORGANIZATION AND AGREEMENT OF MERGER AMONG CAPITOL CITY
               BANK AND TRUST, CAPITOL CITY INTERIM, INC., AND CAPITOL CITY
               BANCSHARES, INC.

APPENDIX B     OFFICIAL CODE OF GEORGIA ANNOTATED, TITLE 14, CHAPTER 2, ARTICLE
               13, CONCERNING DISSENTER'S RIGHTS.

                             AVAILABLE INFORMATION

     Bancshares is not presently subject to the reporting requirements of the Securities Exchange Act of 1934, as amended (the "Exchange Act"). However, upon consummation of the Reorganization it will be subject to the reporting requirements of the Exchange Act and, in accordance therewith, will file reports, proxy statements, and other information with the SEC. Copies of such reports, proxy statements, and other information can be obtained, at prescribed rates, from the SEC by addressing written requests for such copies to the Public Reference Section at the SEC at 450 Fifth Street, N.W., Room 1024, Judiciary Plaza, Washington, D. C. 20549. In addition, such reports, proxy statements, and other information can be inspected at the public reference facilities referred to above and at the regional offices of the SEC at its New York Regional Office at 7 World Trade Center, Suite 1300, New York, New York 10048 and at its Chicago Regional Office, Citicorp Center, 500 West Madison Street, Suite 1400, Chicago, Illinois 60661-2551. The SEC maintains a Web site that contains reports, proxy and information statements and other information regarding reporting companies, including Bancshares at such time as it becomes a reporting company. The address of such Web site is http://www.sec.gov.
                                                    -------------------

     This proxy statement/prospectus constitutes a part of the registration statement on Form S-4 of Bancshares (including any exhibits and amendments thereto, the "Registration Statement") filed with the SEC under the Securities Act of 1933, as amended (the "Securities Act"), relating to the securities offered hereby. This proxy statement/prospectus does not include all of the information in the Registration Statement, certain portions of which have been omitted pursuant to rules and regulations of the SEC. For further information about Bancshares and the Bank and the securities offered hereby, reference is made to the Registration Statement. The Registration Statement may be inspected and copied, at prescribed rates, at the SEC's public reference facilities at the addresses set forth above. Bancshares common stock is not traded on any national securities exchange.

     NO PERSON IS AUTHORIZED TO GIVE ANY INFORMATION OR TO MAKE ANY REPRESENTATIONS OTHER THAN THOSE INCLUDED IN THIS JOINT PROXY STATEMENT/PROSPECTUS, AND IF GIVEN OR MADE, SUCH INFORMATION OR REPRESENTATIONS MUST NOT BE RELIED UPON AS HAVING BEEN AUTHORIZED BY BANCSHARES OR THE BANK. THIS PROXY STATEMENT/PROSPECTUS DOES NOT CONSTITUTE AN OFFER TO SELL, OR A SOLICITATION OF AN OFFER TO BUY, THE SECURITIES OFFERED HEREBY IN ANY JURISDICTION TO OR FROM ANY PERSON TO OR FROM WHOM IT IS UNLAWFUL TO MAKE SUCH AN OFFER OR SOLICITATION. NEITHER THE DELIVERY OF THIS PROXY STATEMENT/PROSPECTUS NOR ANY DISTRIBUTION OF SECURITIES MADE HEREUNDER SHALL UNDER ANY CIRCUMSTANCES CREATE AN IMPLICATION THAT THERE HAS BEEN NO CHANGE IN THE AFFAIRS OF BANCSHARES OR THE BANK SINCE THE DATE HEREOF OR THAT THE INFORMATION HEREIN IS CORRECT AS OF ANY TIME SUBSEQUENT TO THE DATE HEREOF.

                          REPORTS TO SECURITY HOLDERS

     The Bank is subject to the reporting requirements of the Exchange Act, and, in accordance therewith, files reports, proxy statements and other information with its primary federal regulator, the Federal Deposit Insurance Corporation. The reports and documents filed with the Federal Deposit Insurance Corporation under the Exchange Act may be obtained by writing the Federal Deposit Insurance Corporation's Registration Disclosure and Securities Operations Unit at 550 17th Street, N.W., Room F-6043, Washington, D.C. 20429 or by calling (202) 898-8913 or by FAX at (202) 898-3909.

     Upon consummation of the proposed Reorganization, Bancshares will be subject to the reporting requirements of the Exchange Act and will file similar reports, proxy statements and other information with the SEC.

     The Bank has previously mailed to its shareholders an annual report for the year ended December 31, 1997 containing financial statements which have been examined and reported upon, with an opinion expressed by, an independent certified public accountant. The Bank will furnish an additional copy of that annual report promptly upon the request of any shareholder without charge to the shareholders. Requests should be directed to George G. Andrews, President of Capitol City Bank and Trust, 562 Lee Street, S.W., Atlanta, GA 30311.

                                    SUMMARY

     The following is a summary of certain information relating to the special meeting of shareholders of the Bank, the Reorganization, and the shares of Bancshares common stock to be issued upon consummation thereof. This summary does not purport to be complete and is qualified in its entirety by reference to the more detailed information appearing elsewhere. Shareholders are urged to read carefully the entire Proxy Statement/Prospectus, including the Appendices.


The Parties

     The Bank. The Bank is a state bank chartered and existing under the laws of the State of Georgia. It opened for business in October, 1994 and presently serves its customers from three locations in Atlanta, Fulton County, Georgia. As of June 30, 1998 the Bank had total assets of approximately $43,117,000, total deposits of approximately $37,099,000, and total shareholders' equity of approximately $5,782,000. It offers a broad range of banking and banking-related services.

     Bancshares. Bancshares was incorporated under the laws of the State of Georgia on April 14, 1998 at the instruction of management of the Bank for the purpose of serving as a bank holding company for the Bank. It has not engaged in any active business operations to date.

Special Meeting of Shareholders

     The special meeting of shareholders of the Bank will be held at _____ o'clock p.m., local time, on September _____, 1998 at the main offices of the Bank located at 562 Lee Street, S.W., Atlanta, Georgia for the purpose of considering and voting on approval of the Reorganization and transacting such other business as may properly come before the meeting or any adjournments thereof. See: INTRODUCTION. Only holders of record of the Bank's common stock at the close of business on September ____, 1998 (the "Record Date") will be entitled to vote at the special meeting of shareholders. Approval of the Agreement requires the affirmative vote of two-thirds (66.67%) of the shares of common stock of the Bank entitled to vote at the meeting. As of the Record Date, there were 532,088 shares of the Bank's common stock outstanding and entitled to be voted.

     The directors and executive officers of the Bank beneficially own, as of the Record Date, 208,639 shares (or approximately 39.21 per cent of the outstanding shares) of the Bank's common stock.

The Reorganization

     Pursuant to the Reorganization, Capitol City Interim, Inc. ("Interim"), a wholly owned subsidiary of Bancshares formed solely for the purpose of effectuating the proposed merger, will be merged with and into the Bank with the Bank as the surviving corporation. As a result of the merger, each outstanding share of common stock of the Bank, $6.00 par value, will be converted into one (1) share of the $6.00 par value common stock of Bancshares, so that the resulting equity interests of the Bank's shareholders in Bancshares will be the same as their present equity interests in the Bank, assuming no shareholders of the Bank dissent from the proposed Reorganization. The Bank will become, and will thereafter be operated as, a wholly owned subsidiary of Bancshares, which in turn will operate as a bank holding company pursuant to the laws of Georgia and of the United States.
See:  PROPOSED REORGANIZATION.

Dissenters' Rights

     Holders of common stock of the Bank who dissent from the Reorganization are entitled to the rights and remedies of dissenting shareholders pursuant to
Section 7-1-537 of the Financial Institutions Code of Georgia, upon compliance with the provisions of Article 13 of the Georgia Business Corporation Code (the "Georgia Code"). A dissenting shareholder is entitled to receive cash in an amount equal to the "fair value" of such holder's shares. A copy of Article 13 of the Georgia Code is set forth in Appendix "B" to this Proxy Statement/Prospectus and a summary thereof is included under RIGHTS OF DISSENTING SHAREHOLDERS.

Tax Consequences

     Consummation of the Reorganization is conditioned upon, among other things, the parties to the Reorganization receiving an opinion from its special counsel, Martin, Snow, Grant & Napier, Macon, Georgia, to the effect that under the applicable provisions of the Internal Revenue Code of 1986, as amended (the "Code"), no gain or loss will be recognized for federal income tax purposes by the Bank, Bancshares, or the shareholders of the Bank who will receive stock of Bancshares in connection with the proposed Reorganization. Cash received by shareholders of the Bank exercising their dissenter's rights will be treated as amounts distributed in redemption of their shares and will be taxable under the provisions of Section 302 of the Code as either ordinary income or capital gain or loss depending upon the circumstances of the individual shareholder. No ruling with respect to the federal income tax effects of the proposed Reorganization will be requested from the Internal Revenue Service. See:
PROPOSED REORGANIZATION - TAX CONSEQUENCES.

Material Differences in Rights of Shareholders

     The rights of shareholders of Bancshares are similar, but not identical, to those of the Bank. The affirmative vote of two-thirds of the shareholders of the Bank is required to approve a merger, while only the vote of the holders of a majority of the shares of Bancshares is required to approve such a transaction. Shareholders of the Bank enjoy pre-emptive rights which entitle them to acquire in proportion to their present share ownership any additional shares of capital stock which may in the future be sold or issued for cash by the Bank; shareholders of Bancshares will not have such pre-emptive rights. Stock of the Bank generally may be issued only for cash consideration, while stock of Bancshares may be issued for consideration consisting of tangible or intangible property or benefit to it. See generally: PROPOSED REORGANIZATION - EFFECT OF REORGANIZATION ON THE BANK'S SHAREHOLDERS.

Regulatory Matters Applicable to Bancshares

     After the reorganization is consummated,the Bank will continue to be regulated as a state chartered bank by the Georgia Department of Banking and Finance and the Federal Deposit Insurance Corporation. Bancshares will be subject to regulation by the Georgia Department of Banking and Finance and the Board of Governors of the Federal Reserve System. In addition, Bancshares will be subject to the reporting requirements of the Exchange Act and, in accordance therewith, will file reports, proxy statements, and other information with the Securities and Exchange Commission. See generally: HISTORY AND BUSINESS OF BANCSHARES - SUPERVISION AND REGULATION OF BANCSHARES; AVAILABLE INFORMATION.

                                 RISK FACTORS

     After the completion of the Reorganization, the shareholders of the Bank will then own all (100%) of the issued and outstanding shares of common stock of Bancshares in the same proportion as they presently own in the Bank, provided none of the Bank's shareholders dissent from the Reorganization and elect their statutory appraisal rights. Should any shares of the Bank be redeemed pursuant to the exercise by any shareholder of such appraisal rights, the ensuing proportionate ownership interest of the non-dissenting shareholders in Bancshares would increase. However, the net book value of each share held by the non-dissenting shareholders in Bancshares could either decrease or increase, depending upon the determination of the fair value of the shares redeemed from any dissenting shareholders. In the event that payments to dissenting shareholders would result in the Bank, upon consummation of the Reorganization, holding less than ninety per cent (90%) of the fair market value of the net assets or less than seventy per cent (70%) of the fair market value of the gross assets held by the Bank immediately prior to the Reorganization, the Reorganization will not qualify as a tax-free reorganization and will not be consummated.

     Upon completion of the Reorganization, Bancshares will own all (100%) of the outstanding shares of common stock of the Bank. Any subsequent indebtedness incurred by Bancshares may be secured by shares of the Bank presently owned by the Bank's shareholders. If Bancshares subsequently sustains losses or is unable to meet the terms of such indebtedness, its creditors will have a claim or lien on such bank stock superior to that of the shareholders of Bancshares. In such event, the creditors could take action to sell the common stock of the Bank owned by Bancshares and the subsequent ownership and management of the Bank would be uncertain. Bancshares does not have any present agreement, understanding or intention to incur any such indebtedness.

     Bancshares could sustain losses after consummation of the Reorganization through normal business operations or the inability of the Bank to pay dividends. Payment of dividends from the Bank to Bancshares is subject to both state and federal regulatory approval. The Bank did not open for business until 1994 and has not paid any dividends since it was formed. See: DIVIDENDS. More particularly, the Bank's capital adequacy must meet certain standards. As a condition to approval by the Federal Reserve Board and the Georgia Department of Banking and Finance to the formation of a holding company, management has agreed the Bank's capital ratios will be maintained within parameters acceptable to those entities. The Bank and Bancshares will be obligated to maintain satisfactory capital ratios. In the event the earnings of the Bank are insufficient to maintain such ratios, Bancshares will be obligated to obtain additional capital either through borrowing, forgoing dividends, or both. See:
HISTORY AND BUSINESS OF THE BANK - REGULATORY ACTIVITY.

     Should the Bank's capital ratios significantly fall below the prescribed level, the Bank would be unable to pay dividends to Bancshares, and Bancshares, in turn, would be unable to pay dividends to its shareholders. The rights of shareholders of the Bank and Bancshares are similar but not identical. Shareholders of the Bank, for instance, have preemptive rights which enable them to purchase on a pro rata basis additional shares of Bank stock which may be issued or cash; shareholders of Bancshares have no such preemptive rights. See:
PROPOSED REORGANIZATION - EFFECT OF REORGANIZATION ON THE BANK'S SHAREHOLDERS.

                                 INTRODUCTION

     This proxy statement of the Bank, which also constitutes a prospectus of Bancshares (the "Proxy Statement/Prospectus"), is furnished for the solicitation by the Board of Directors of the Bank, a state-chartered banking institution, of proxies to be voted at the Special Meeting of Shareholders of the Bank, to be held at the Bank's Main Office at 562 Lee Street, S.W., Atlanta, Georgia 30311, on September _____, 1998, at ________ o'clock p.m., and at any adjournment or postponement of the Special Meeting. This Proxy Statement/Prospectus also constitutes a prospectus of Bancshares in offering its shares of common stock to the Bank's shareholders in accordance with the Plan of Reorganization and Agreement of Merger. The principal executive offices of the Bank and Bancshares are located at 562 Lee Street, S.W., Atlanta, Georgia 30311. The telephone number for the Bank and Bancshares is (404) 752-6067. All inquiries should be directed to George G. Andrews, President and CEO. This Proxy Statement/Prospectus and the enclosed form of proxy (the "Proxy") are first being sent to shareholders of the Bank on or about September _____, 1998.

Date, Place and Time of Special Meeting
---------------------------------------

     The Special Meeting of Shareholders of Capitol City Bank and Trust will be held on September _____, 1998 at ___________ o'clock p.m. at the Bank's Main Office, 562 Lee Street, S.W., Atlanta, Georgia 30311.

Purpose of the Special Meeting
------------------------------

     At the Special Meeting, shareholders of the Bank will be requested: (1) to consider and act upon a proposal to approve and adopt the Plan of Reorganization and Agreement of Merger dated as of April 14, 1998, providing, among other things, for the merger of the Bank and Capitol City Interim, Inc., ("Interim"), a Georgia corporation which is a subsidiary of Bancshares, and for the automatic conversion of each whole share of common stock of the Bank into the right to receive one (1) share of common stock of Bancshares and (2) to transact such other business as may properly come before the Special Meeting and any adjournment or postponement thereof.

Record Date; Quorum; Voting Rights
----------------------------------

     The Board of Directors of the Bank has fixed the close of business on September ____, 1998, as the record date for the determination of shareholders of the Bank entitled to notice of and to vote at the Special Meeting (the "Record Date"). On the Record Date, the Bank had outstanding 532,088 shares of common stock, par value Six Dollars ($6.00) per share, the only authorized class of stock (the "Common Stock"), which was held by approximately 1,224 shareholders.

     Under Georgia law and the bylaws of the Bank, the presence of a quorum, in person or by proxy, is required for each matter to be acted upon at the Special Meeting. The presence, in person or by proxy, of shareholders entitled to cast at least a majority of the votes which all shareholders are entitled to cast, shall constitute a quorum for the transaction of business at the Special Meeting.

     Assuming the presence of a quorum, the affirmative vote of at least two-thirds (66-2/3%) of the outstanding shares of Common Stock is required to approve and adopt the Plan of Reorganization and Agreement of Merger.

     On all matters to come before the Special Meeting, including the proposal to approve and adopt the Plan of Reorganization and Agreement of Merger, each share of Common Stock is entitled to one (1) vote.

Solicitation of Proxies
-----------------------

     This Proxy Statement/Prospectus and the enclosed form of Proxy are first being sent to shareholders of the Bank on or about September _______, 1998.

     The cost of preparing, assembling, printing, mailing and soliciting proxies, and any additional material that the Bank may furnish shareholders in connection with the Special Meeting, will be borne by Bancshares. In addition to solicitation by mail, directors, officers and employees of the Bank may solicit Proxies from the shareholders of the Bank personally or by telephone, telegram or telecopier. Arrangements will be made with brokerage houses and other custodians, nominees and fiduciaries to forward proxy solicitation materials to the beneficial owners of the Common Stock held of record by these persons, and, upon request therefor, the Bank will reimburse them for their reasonable forwarding expenses.

Voting and Revocation of Proxies
--------------------------------

     Shares represented by Proxies that are properly signed, executed and returned, unless subsequently revoked, will be voted at the Special Meeting in accordance with the instructions made thereon by the shareholders. If a Proxy is signed, executed and returned without indicating any voting instructions, the shares represented by the Proxy will be voted FOR the approval and adoption of the Plan of Reorganization and Agreement of Merger. Execution and return of the enclosed proxy will not affect a shareholder's right to attend the Special Meeting and vote in person, after giving notice to Dr. Kaneta Lott, Secretary of the Bank.

     A shareholder of the Bank who returns a proxy may revoke the proxy prior to the time it is voted: (1) by giving written notice of revocation to Dr. Kaneta Lott, Secretary of Capitol City Bank and Trust, 562 Lee Street, S.W., Atlanta, Georgia 30311; (2) by executing a later-dated proxy and giving written notice thereof to the Secretary of the Bank; or (3) by voting in person after giving written notice to the Secretary of the Bank. Attendance by a shareholder at the Special Meeting will not itself be deemed or constitute a revocation of the proxy.

                   SELECTED PER SHARE FINANCIAL INFORMATION

     The following table sets forth at the dates and for the years indicated per share information with respect to book value, net income, and dividends paid on the Bank's common stock. All figures are at or for the fiscal year ended as shown, except that the figures for 1998 are for the six months ended June 30, 1998 and the figures for 1994 are for the six months ended December 31, 1994. The Bank commenced operations on October 3, 1994.

-----------------------------------------------------------------
 FISCAL YEAR        BOOK VALUE     NET INCOME     DIVIDEND PAID
                    PER SHARE      PER SHARE        PER SHARE
-----------------------------------------------------------------
     1998
  (6 Months)          $10.86         $ 0.56           -0-
-----------------------------------------------------------------
     1997              10.27           0.94           -0-
-----------------------------------------------------------------
     1996               9.32           0.07           -0-
-----------------------------------------------------------------
     1995               9.37          (0.40)          -0-
-----------------------------------------------------------------
     1994
  (6 Months)            9.48          (0.80)          -0-
-----------------------------------------------------------------

     After giving effect to the Reorganization, and the one-for-one exchange ratio provided for therein, pro-forma selected financial information for the shares of common stock of Bancshares would be the same as for the Bank.

     Bancshares has only recently been incorporated and has not transacted any financial business. See: SUMMARY OF OPERATIONS and MANAGEMENT'S DISCUSSION AND ANALYSIS OF SUMMARY OF OPERATIONS for more detailed financial information.


SECURITY OWNERSHIP OF CERTAIN BENEFICIAL OWNERS AND  MANAGEMENT

     The Bank knows of no beneficial owner of more than five percent (5%) of its $6.00 par value common stock, the only class of voting securities of the Bank.

     The following table sets forth, as of the most recent practicable date, the common stock of the Bank beneficially owned by all directors, executive officers, and significant employees. For purposes of this table, beneficial ownership has been determined in accordance with Rule 13d-3 of the Securities and Exchange Commission under the Securities Exchange Act of 1934:

                                        AMOUNT AND NATURE OF       PERCENT OF
NAME OF BENEFICIAL OWNER                BENEFICIAL OWNERSHIP/1/    CLASS
-------------------------------------------------------------------------------
George G. Andrews                             8,000/2/                1.50%

Dr. Gloria Campbell-D'Hue                    10,000/3/                1.88%

J. Al Cochran                                10,000                   1.88%

Keith E. Evans                                7,500                   1.41%

Leon Goodrum                                 10,150                   1.91%

Agnes H. Harper                              10,175/4/                1.91%

Charles W. Harrison                          10,600/5/                1.99%

Robert A. Holmes                              6,000                   1.12%

Maurice Jones, Sr.                            6,714/6/                1.26%

Moses M. Jones                                9,450/7/                1.78%

Marian S. Jordan                             10,250/8/                1.93%

___________________

/1/ Beneficial ownership is determined in accordance with Item 403 of Regulation S-B of the Securities and Exchange Commission, and includes all shares which the listed individual has the right to acquire within sixty (60) days pursuant to options or warrants. Bancshares has relied upon information contained in statements filed with the Federal Deposit Insurance Corporation under Section 13(d) or 13(g) of the Securities Exchange Act of 1934.

/2/ Includes 4,000 shares owned by Mr. Andrews and 4,000 shares held jointly with Mr. Andrews' spouse.

/3/ Includes 4,250 shares owned by Dr. D'Hue and 5,750 shares owned by her minor child.

/4/ Includes 7,800 shares held jointly with Mrs. Harper's spouse and 1,192 shares held by Mrs. Harper's spouse, and 1,183 owned by Mrs. Harper.

/5/ Includes 10,000 shares owned by Mr. Harrison and 600 shares held by Mr. Harrison's minor children.

/6/ Includes 500 shares owned by Mr. Jones, 5,614 shares held by Mr. Jones's children, 350 shares held by Mr. Jones's mother, and 250 shares held by Mr. Jones's mother-in-law.

/7/ Includes 7,600 shares owned by Mr. Jones and 1,850 shares held by Mr. Jones's minor children.

/8/ Includes 10,000 shares owned by Ms. Jordan and 250 shares held by Ms. Jordan's minor children.

Thomas J. Locke, III                         10,000/9/                1.88%

Kaneta R. Lott                               10,000/10/               1.88%

Donald F. Marshall                           10,000                   1.88%

George C. Miller, Jr.                         5,000/11/                .94%

Elvin Mitchell, Sr.                          15,400/12/               2.89%

Sarah S. Sistrunk                            10,000/13/               1.88%

Roy W. Sweat                                 15,000                   2.82%

William Thomas                               24,200/14/               4.55%

Cordy T. Vivian                              10,200/15/               1.92%

All directors and executive officers        208,639                  39.21%
as a group (20 persons)

     None of the persons listed in the above table have the right to acquire beneficial ownership of any shares of the Bank within the next sixty days.


                            PROPOSED REORGANIZATION

     Reference is made to a copy of the Agreement, set forth in full as Exhibit A hereto, for a complete statement of the terms of the proposed Reorganization. The statements contained herein with respect to the Reorganization are qualified in their entirety by reference to Exhibit A.

______________

/9/   Includes 2,400 shares owned by Mr. Locke and 7,600 shares held by Mr.
Locke's minor children.

/10/ Includes 8,000 held jointly with Dr. Lott's spouse and 2,000 shares held by her minor child.

/11/ Includes 14,250 shares owned by Mr. Mitchell, 1,000 shares owned by Mr. Mitchell's spouse, and 150 shares owned by Mr. Mitchell's grandchildren.

/12/ Includes 4,500 shares owned by Mr. Miller and 500 shares held by Spectrum Consulting Associates, Inc., an affiliated corporation.

/13/ Includes 7,500 owned by Ms. Sistrunk and 2,500 shares by Ms. Sistrunk's minor children.

/14/ Includes 10,200 shares owned by Mr. Thomas and 14,000 shares held by Thomas Cleaning Service, Inc., an affiliated corporation.

/15/ Includes 9,700 shares owned by Mr. Vivian and 500 shares held by Mr. Vivian's spouse.

                            PROPOSED REORGANIZATION

     A copy of the Agreement is set forth in full as Exhibit "A" hereto and is incorporated herein by reference. All material terms are summarized herein. However, the statements contained herein with respect to the Reorganization are qualified in their entirety by reference to Exhibit "A", which contains a complete statement of the terms of the proposed Reorganization.


Plan of Reorganization and Agreement of Merger
----------------------------------------------


    Bancshares has been organized as a business corporation under the laws of the State of Georgia and presently owns all of the stock of Interim. Interim was organized solely for the purpose of effectuating the proposed merger, and has not actively engaged in or transacted any business. The reorganization of the Bank into a holding company will be accomplished by merging Interim with and into the Bank, with the Bank as the surviving corporation. Upon the effective date of the merger, each outstanding share of the $6.00 par value common stock of the Bank will be converted into and become one share of the $6.00 par value common stock of Bancshares. The outstanding common stock of Interim owned by Bancshares will be converted into and become a number of shares of the Bank's common stock equal to the number of such shares outstanding on the effective date of the merger. As a result, shareholders of the Bank will become shareholders of Bancshares instead of the Bank, the Bank will become a wholly-owned subsidiary of Bancshares, and Interim will cease to exist as a separate corporation. After the Reorganization, the Bank will continue to operate as a bank but will function as a wholly-owned subsidiary of Bancshares. The articles of incorporation, bylaws, corporate identity, existence, and the officers and directors of the Bank will not be changed as a result of the merger. Those persons who presently serve as directors and executive officers of the Bank will also serve in similar capacities with Bancshares after the merger. The bylaws of Bancshares are substantially similar to those of the Bank. The articles of incorporation of Bancshares do not provide for pre-emptive rights for shareholders; such rights are available to shareholders of the Bank. See generally: PROPOSED REORGANIZATION - Effect of Reorganization on the Bank's Shareholders. The articles of incorporation and bylaws of Bancshares are available for inspection at the offices of the Bank located at 562 Lee Street, S.W., Atlanta, Georgia. Alternatively, Bancshares will furnish a copy of the articles of incorporation and bylaws to any shareholder of the Bank or of Bancshares requesting the same. Requests should be directed to George G. Andrews, President of Capitol City Bancshares, Inc., 562 Lee Street, S.W., Atlanta, Georgia 30311.

     Bancshares and Interim were recently organized at the direction of the management of the Bank in order to facilitate the Reorganization. George G. Andrews is the only shareholder of Bancshares. Under an agreement between Bancshares and Mr. Andrews, the shares of common stock of Bancshares owned by Mr. Andrews will, upon consummation of the Reorganization, be canceled and the capital paid into Bancshares or such shares will be returned to him. All of the present directors of the Bank are directors of Bancshares.

Reasons for the Proposed Reorganization
---------------------------------------

     The board of directors of the Bank believes the Reorganization is in the best interests of the Bank's shareholders since the resulting holding company will have greater flexibility in certain aspects of its operations than does the Bank. Under applicable Georgia law a bank may redeem its shares, but only with the prior approval of the Georgia Department of Banking and Finance and the Federal Deposit Insurance Corporation, and such redemption must be treated as a reduction of capital, thereby rendering impractical the purchase or sale by the Bank of its stock. Bancshares will be able, within certain limits, to purchase and redeem its own stock without regulatory approval, thereby furnishing the shareholders with an additional prospective purchaser which is interested in, and financially capable of, purchasing such shares. Purchasers of common stock of community banks such as the Bank frequently tend to be directors, executive officers or principal shareholders of the institution. Such persons frequently finance the purchases of such stock through the payment of dividends which are first taxed to such persons, or through borrowed funds, which requires the payment of interest. Bancshares will be able to effectuate such purchases through either the earnings of the holding company without the necessity of paying taxable dividends or through borrowed money, in which latter event the interest can be used to offset the earnings of the Bank for tax purposes. It is therefore the hope and expectation of Bancshares that the formation of the holding company will increase the market for the stock of the Bank's shareholders. See, however: DESCRIPTION OF THE BANK'S COMMON STOCK - Comparative Market Prices. Assuming there are no dissenters to the proposed Reorganization, there will be approximately 1,200 shareholders of Bancshares immediately following the Reorganization. Repurchases by Bancshares of its outstanding common stock could reduce the number of those shareholders. There are no present plans or intentions by management to effect stock repurchases.

     A bank is also generally prohibited from lending money secured by its own stock. The Bank, as a subsidiary of Bancshares, will be able to make loans secured by the stock of Bancshares, provided that either (i) Bancshares stock has an established market for resale and market prices for its securities are regularly quoted by an established exchange or over-the-counter or (ii) the aggregate number of shares in which a security interest is held does not exceed 10% of the total number of shares outstanding and the credit extended upon the basis of such shares as security does not exceed the book value of such shares. It is not anticipated that there will be an established market for the shares of Bancshares immediately following the reorganization. However, it is the intention of management to allow loans of the Bank to be secured by Bancshares stock, subject to the foregoing restrictions and the determination by management that the extension of credit is prudent based on probability of repayment and the value of the collateral pledged to secure payment.

     Bancshares can also acquire the stock of other Banks. Although state chartered banks are permitted to merge with banks located in other states, they are not permitted to purchase out of state banks for cash, while the holding company is permitted to do so

Since Georgia state chartered financial institutions are prohibited from branching across state lines, the opportunity of the holding company to purchase financial institutions located out of the state of Georgia furnishes it additional flexibility.

     Bancshares will be legally permitted to borrow funds to make a capital contribution to the Bank. The Bank may issue debt instruments, such as subordinated notes, for capital purposes. A holding company may pledge the stock of its subsidiary bank as collateral to secure indebtedness; a bank may not pledge its assets to secure borrowing except to secure deposits of public funds and for other limited purposes. Any indebtedness of Bancshares can be paid from dividends paid by the Bank to Bancshares, and Bancshares will be able to eliminate the dividend in computing its taxable income if a consolidated tax return is filed by Bancshares and the Bank. The use of holding company funds to repay any such indebtedness could affect the ability of Bancshares to pay dividends to its shareholders. There are no present plans to infuse capital into the Bank through debt instruments at the holding company level. The payment of dividends by Bancshares is dependent upon the payment of dividends to Bancshares by the Bank, its wholly owned subsidiary. Payment of those dividends by the Bank is subject to certain restrictions. See DIVIDENDS.

     After the merger Bancshares and Bank will file a consolidated income tax return for federal and Georgia income tax purposes. The income and expenses of Bancshares and Bank will be consolidated and for federal and state income tax purposes they will be taxed as one entity. Inter-company transactions will be eliminated in the consolidation. Bancshares and Bank will be required to file separate net worth tax returns with the State of Georgia and both will be subject to the Georgia net worth tax. The Bank will continue to be subject to the Georgia occupational tax on depository financial institutions that is a tax on gross receipts and will be taxed the same as before the merger.


Conditions to the Reorganization/Shareholder Approval
-----------------------------------------------------

     Consummation of the Reorganization, which has been approved unanimously by the Board of Directors of the Bank and Bancshares, is conditioned upon the affirmative vote of the holders of at least two-thirds (354,726) of the outstanding shares of the Bank's common stock entitled to vote at the special meeting. On September ____, 1998 the record date for the determination of shareholders entitled to notice of and to vote at the special meeting, the outstanding voting securities of the Bank consisted of 532,088 shares of $6.00 par value common stock, with the registered holders thereof being entitled to one vote per share. Consummation of the Reorganization is further conditioned upon the receipt of certain required regulatory approvals, including the Georgia Department of Banking and Finance, the Federal Reserve Bank Board, and the Federal Deposit Insurance Corporation. Applications for approval of the Reorganization have been filed with these regulatory authorities. All applications have been approved.

     The approval of the DBF and of the FRB reflects only the regulator's view that the transaction does not contravene the competitive standards of law and is consistent with regulatory concerns relating to bank management and of the safety and soundness of the subject banking organizations. Such approval is not to be interpreted as an opinion by the regulators that the Reorganization is favorable to the shareholders from a financial point of view or that these agencies have considered the adequacy of the terms of the exchange. THE REGULATOR'S APPROVAL IS NOT AN ENDORSEMENT OR RECOMMENDATION OF THE REORGANIZATION OR OF THE MERGER.

     The Reorganization will not be completed until a favorable tax opinion has been received from the Bank's special counsel, Martin, Snow, Grant & Napier. As a condition to the issuance of a favorable tax opinion, special counsel has required Bancshares to make a representation that payments to dissenting shareholders and expenses incident to the Reorganization will not exceed 10% of the fair market value of the net assets of the

Bank as determined immediately prior to the Reorganization. If payments to dissenters and organizational expenses exceed 10% of the fair market value of the Bank's net assets, the Reorganization will not be consummated. All of the foregoing conditions may not be waived, and must be fully satisfied before the Reorganization will be completed.

Effective Date
--------------

     The Reorganization and the Merger will be effective at the close of business on the date on which the certificate of merger is issued by the Secretary of State of Georgia. The certificate of merger will not be issued until the holders of at least two-thirds of the issued and outstanding shares of common stock of the Bank approve and adopt the Plan of Reorganization and Agreement of Merger and the expiration of any waiting periods associated with any regulatory approval.

Surrender of Certificates
-------------------------

     Upon consummation of the proposed merger, each share of Bank common stock issued and outstanding on the effective date shall, as of the effective date, by virtue of the merger and without any action on the part of the holders thereof, be converted into one share of common stock of Bancshares, resulting in the receipt in the aggregate of not more than 532,088 shares of Bancshares common stock by the shareholders of the Bank, or such additional shares as may be issued by Bancshares to reflect any additional shares which might be issued by the Bank subsequent to April 14, 1998. As soon as practicable after consummation of the proposed merger, each holder as of the effective date of any of the shares of Bank common stock owned by him or her shall be entitled, upon presentation and surrender to Bancshares of the certificates representing such shares, to receive in exchange a stock certificate which will evidence the shares of Bancshares common stock to which he or she is entitled under the terms of the merger. Until so surrendered, each outstanding certificate which before the merger represented stock of the Bank will be deemed evidence of the shareholder's right to receive certificates evidencing his or her ownership in Bancshares, and will not evidence any shares of stock of the Bank, all of which shall be owned after the merger by Bancshares. Until certificates owned by holders of common stock of Capitol City Bank and Trust immediately prior to the merger are surrendered, the holder of any such certificates will not have the right to receive cash or stock dividends paid with respect to the shares of Bancshares to which the holder is entitled as a result of the merger, but when such certificates are surrendered, Bancshares will issue to the holder stock certificates representing the holder's ownership of shares for Bancshares to which he or she is entitled under the terms of the merger.

Effect of Reorganization on the Bank's Shareholders
---------------------------------------------------

     If the proposed Reorganization is consummated, the holders of 532,088 shares of the $6.00 par value common stock of the Bank will become holders of the same number of shares of the $6.00 par value common stock of Bancshares, unless the Bank should issue additional shares of its common stock subsequent to April 14, 1998, in which event

Bancshares will issue additional shares in accordance with the Agreement. Assuming none of the Bank's shareholders dissent and elect to exercise their statutory appraisal rights, the stock interest of each of the Bank's existing shareholders in Bancshares, including directors and officers and beneficial owners of more than 5% of any class of the Bank's common stock, will remain the same as their present interest in the Bank. Should any share of the Bank be redeemed pursuant to the exercise by any shareholder of such appraisal rights, the ensuing interest of the "non-dissenting" shareholders in Bancshares would increase proportionately, though the net book value of each share held by the non-dissenting shareholders in Bancshares could either decrease or increase depending upon the determination of the "fair value" of the shares redeemed from any dissenting shareholders.

     After the proposed Reorganization, the rights and privileges of such shareholders will be governed by the provisions of the Georgia Business Corporation Code rather than the Financial Institutions Code of Georgia. As shareholders of Bancshares, such persons will have rights generally comparable to those which they presently have as shareholders of the Bank. Shareholders of the Bank have pre-emptive rights which enable them to acquire in proportion to their present share ownership any additional shares of capital stock which may in the future be sold or issued for cash by the Bank; shareholders of Bancshares will not have such pre-emptive rights.

     The authorized capital stock of the Bank consists of 1,500,000 authorized shares of $6.00 par value common stock, 532,088 of which are presently issued and outstanding. The authorized common stock of Bancshares consists of 5,000,000 shares of $6.00 par value common stock, and after the consummation of the Reorganization, assuming that no shareholders exercise their right to dissent and that no additional shares of the Bank are issued subsequent to April 14, 1998, 532,088 shares will then be outstanding and 4,467,912 shares will be available for issuance by the Board of Directors without shareholder approval.

     The affirmative vote of two-thirds of the shareholders of the Bank is required to approve a merger. The Georgia Business Corporation Code provides that only a majority vote of the shareholders of a business corporation, such as Bancshares, is required to approve any share exchange, merger, consolidation or sale, lease, transfer, exchange or other disposition of all or substantially all of the assets of the corporation or of any of its affiliates to another corporation, person or entity. Stock of the Bank, subject to certain exceptions, may be issued only for cash consideration; stock of the holding company may be issued for consideration consisting of any tangible or intangible property or benefit to the holding company, including cash, promissory notes, services performed, contracts for services to be performed, or other securities of the corporation.

     Directors of the Bank and of Bancshares owe a duty of loyalty to the corporations which they serve, and must discharge their duties as a director in good faith and in a manner they believe to be in the best interests of the corporation and with the care an ordinarily prudent person in a like position would exercise under similar circumstances.

The articles of incorporation of Bancshares eliminate the personal liability of directors of Bancshares to the corporation and its shareholders for monetary damages for breach of the duty of care or other duty imposed upon them as directors; provided, however, that no provision of the articles of incorporation of Bancshares eliminates or limits the liability of any director (i) for any appropriation, in violation of his duties, of any business opportunity of the corporation; (ii) for acts or omissions which involve intentional misconduct or a knowing violation of law; (iii) for voting for, or assenting to, the declaration of any improper dividend, or for any other circumstances enumerated in O.C.G.A. (S)14-2-832; or (iv) for any transaction from which the director derived an improper personal benefit.

Trading And Resale of Bancshares Stock
--------------------------------------

     For substantially all of the shareholders of the Bank who will receive Bancshares common stock as a result of the Reorganization, there will be no restrictions on resale of such stock under the Federal Securities Act of 1933, as amended. Those officers, directors, and shareholders of the Bank who may be deemed affiliates of the Bank following the Reorganization have been advised of the need to comply with the requirements of SEC Rule 145(d) which regulates the resale of shares received by them in connection with the Reorganization. Officers, directors, and shareholders of the Bank who may also be deemed affiliates of Bancshares following the merger have been advised of the need to comply with SEC Rule 144 which permits sales under circumstances without the need for an effective registration statement. Those persons who may be deemed affiliates of Bancshares following the merger have further been advised that in the event Bancshares should cease to be a registered company with the Securities and Exchange Commission the provisions of SEC Rule 144 will not be available, and have further been advised of the circumstances under which sales of Bancshares stock may occur without the need for an effective registration statement.

Tax Consequences
----------------

     The Bank has requested a tax opinion from its special counsel, Martin, Snow, Grant & Napier, to the effect that:

     (1) The merger of Interim into the Bank and the issuance of shares of common stock of Bancshares in connection therewith, as described herein, will constitute a tax-free reorganization under Section 368(a)(1)(A) and (a)(2)(E) of the Code;

     (2) No gain or loss will be recognized by the holders of the Bank's common stock upon the exchange of such stock for Bancshares' common stock as the result of the Reorganization;

     (3) The tax basis of the common stock of Bancshares received by the shareholders of the Bank pursuant to the Reorganization will be the same as the tax basis of the shares of common stock of the Bank exchanged therefor;

     (4) The holding period, for purposes of the Internal Revenue Code, of the shares of common stock of Bancshares received by the shareholders of the Bank will include the holding period of the shares of common stock of the Bank exchanged therefor, provided the stock of the Bank is held as a capital asset on the date of the consummation of the Reorganization;

     (5) No gain or loss will be recognized by the Bank upon the receipt by the Bank of the assets of Interim in exchange for the common stock of the Bank; and

     (6) No gain or loss will be recognized by Bancshares upon the receipt of common stock of the Bank in exchange for the common stock of Interim.

     Any opinion as to the federal income tax consequences of the Reorganization will be conditioned on the assumption that the Bank upon consummation of the Reorganization, will: (i) hold at least 90% of the fair market value of the net assets and (ii) at least 70% of the fair market value of the gross assets held by the Bank immediately prior to the Reorganization. All amounts paid by the Bank for any shareholders will be considered assets held by the Bank immediately prior to the Reorganization. The Reorganization will not be completed if payments to dissenting shareholders and expenses of the Reorganization exceed 10% of the fair market value of the net assets of the Bank.

     In general, cash received by holders of Bank's common stock exercising the rights of dissent will be treated as amounts distributed in redemption of their shares, and will be taxable under the provisions of Section 302 of the Code. However, it is possible that, as a result of the applicable rules attributing stock ownership among related individuals and entities in which they have an interest (such as partnerships, trusts, estates, and corporations), the Section 302 rules may not apply, and the distribution will be treated as either a dividend or return of capital under Section 301 of the Code. Moreover, even if the distribution is treated as being subject to Section 302, any gain over the basis of the redeemed stock may be taxable as either ordinary income or capital gain, depending upon the circumstances of the individual shareholder.

     Receipt of a favorable tax opinion from the Bank's special counsel, in form and substance satisfactory to the Board of Directors of the Bank, is a condition to the consummation of the Reorganization. No ruling will be requested from the Internal Revenue Service.

     SHAREHOLDERS ARE ADVISED TO CONSULT THEIR OWN TAX ADVISORS TO MAKE A PERSONAL EVALUATION OF THE FEDERAL INCOME TAX CONSEQUENCES, AND AS TO ANY STATE OR LOCAL TAX CONSEQUENCES INCIDENT TO THE REORGANIZATION.

Accounting Treatment
--------------------

     Bancshares will account for the merger as a pooling-of-interest transaction in accordance with generally accepted accounting principles, which, among other things, require that the number of shares of Bank common stock acquired for cash pursuant to the exercise of dissenters' rights not exceed ten per cent (10%) of the outstanding shares of Bank common stock. Under pooling-of-interest accounting treatment, assets and liabilities of the Bank will be added to those of Bancshares at their recorded book values, and the shareholders' equity of the two companies will be combined in Bancshares' consolidated balance sheet. Financial statements of Bancshares issued after the effective date will be restated to reflect the consolidated operation of Bank and Bancshares as if the merger had taken place prior to the periods covered by the financial statements.

General
-------

     Management believes that the benefits realized from the formation of the holding company, consisting principally of the ability of Bancshares to redeem its common stock, fully justifies the cost incurred in the formation of the holding company. Management anticipates that the cost incurred in connection with the formation of the holding company will approximate $25,000.00, including legal fees, printing costs, and filing fees.


     THE MANAGEMENT OF CAPITOL CITY BANK AND TRUST RECOMMENDS THAT THE BANK'S SHAREHOLDERS VOTE "FOR" THE PROPOSAL TO RATIFY, CONFIRM AND APPROVE THE REORGANIZATION.

                       RIGHTS OF DISSENTING SHAREHOLDERS

     Any holder of record of common stock of the Bank who objects to the proposed merger and fully complies with all of the provisions of Section 1320 et
                                                                              --
seq. of the Georgia Business Corporation Code, shall be entitled to demand and
---
receive payment of an amount equal to the "fair value" of all, but not less than all, of his shares of common stock of the Bank, provided the merger is consummated.

     Any shareholder of the Bank who desires to dissent from the proposed Reorganization and to receive payment for the "fair value" of his common stock shall do the following: (1) deliver to the Bank prior to the special meeting of shareholders at which the vote will be taken on the merger, or at the special meeting but before the vote is taken, a written notice of his or her intent to demand payment for his or her shares if the proposed merger is effectuated; and
(2) abstain from voting or vote against the merger.

     A vote against the proposed merger will not in itself constitute the separate written notice of the shareholder's intention to demand payment for his or her shares required by O.C.G.A. (S)14-2-1321(a). Any notice required to be given to the Bank must be forwarded to Capitol City Bank and Trust, 562 Lee Street, S.W., Atlanta, Georgia 30311, Attention: George G. Andrews.

     If the merger is approved at the special meeting of shareholders, the Bank will, no later than ten (10) days after the merger is effectuated, deliver to each shareholder who shall have complied with conditions (1) and (2) above written notice of approval of the proposed merger at such address as the shareholder has furnished the Bank in writing, or, if none, at the shareholder's address as it appears on the records of the Bank. The notice by the Bank to the dissenting shareholder will be accompanied by a copy of Article 13 of the Georgia Business Corporation Code and will advise the dissenting shareholder where the demand for payment must be sent and where and when certificates for certificated shares must be deposited; will inform holders of uncertificated shares to what extent transfer of the shares will be restricted after the payment demand is received; and will set a date by which the Bank must receive the payment demand, which date may not be fewer than thirty (30) nor more than sixty (60) days after the date the notice to the shareholder is delivered. WITHIN THE TIME PROVIDED BY SUCH NOTICE, THE DISSENTING SHAREHOLDER MUST DEMAND PAYMENT AND DEPOSIT HIS OR HER

CERTIFICATES WITH THE BANK IN ACCORDANCE WITH THE TERMS OF THE NOTICE. ANY SHAREHOLDER WHO FAILS TO DEMAND PAYMENT WITHIN THE TIME AND IN THE MANNER PROVIDED WILL NOT BE ENTITLED TO BE PAID FOR HIS OR HER SHARES.

     If all of the preceding conditions above are fully satisfied, the Bank will be required within ten (10) days of the later of the date the proposed merger is effectuated or receipt of a payment demand to offer to pay each dissenter who has complied with all of the conditions set forth herein the amount the Bank estimates to be the fair value of his or her shares, plus accrued interest. The offer of payment will be accompanied by a balance sheet of the Bank as of the end of a fiscal year ending not more than sixteen (16) months before the date of payment, an income statement for that year, a statement of the date of payment, a statement of changes in shareholders' equity for that year, and the latest available interim financial statements, if any; a statement of the corporation's estimate of the fair value of the shares; an explanation of how the interest was calculated; a statement of the dissenter's right to demand payment under O.C.G.A. (S)14-2-1327; and a copy of Article 13 of the Georgia Business Corporation Code. If the Bank does not complete the merger within sixty (60) days after the date set for demanding payment and depositing share certificates, the Bank must return the deposited certificates and, if the Bank then completes the proposed merger, it must send a new notice to those shareholders who perfected their dissenter's rights under O.C.G.A. (S)14-2-1322.

     Any dissenting shareholder who is dissatisfied with the Bank's offer of payment may demand payment of his or her estimate of the fair value of his or her shares, together with interest due, if he or she notifies the corporation in writing of that estimate and if either (1) the dissenter believes the amount offered by the Bank is less than the fair value of his or her shares or that the interest due is incorrectly calculated, or (2) the Bank, having failed to effectuate the proposed merger, does not return the deposited certificates within sixty (60) days after the date set for demanding payment. ANY SHAREHOLDER WHO FAILS TO NOTIFY THE CORPORATION OF HIS OR HER DEMAND IN WRITING WITHIN THIRTY (30) DAYS AFTER THE BANK OFFERED PAYMENT FOR HIS OR HER SHARES WAIVES HIS OR HER RIGHT TO DEMAND PAYMENT FOR HIS OR HER ESTIMATED VALUE OF THE SHARES.

     If the shareholder's demand for payment remains unsettled, the Bank will commence legal proceedings within sixty (60) days after receiving the payment demand in the Superior Court of Fulton County to determine the fair value of the shares and accrued interest; if it fails to take such action within that period, it must pay to each dissenter whose demand remains unsettled the amount demanded. All dissenters whose demands remain unsettled will be made parties to the proceeding. The court will assess all costs of the proceeding, including the reasonable compensation and expenses of appraisers appointed by the court, but not including fees and expenses of attorneys and experts for the parties, against the Bank, except that the court may assess the cost against all or some of the dissenters in amounts the court finds equitable to the extent the court finds the dissenters acted arbitrarily, vexatiously, or not in good faith in demanding payment. The court may also assess fees and expenses of attorneys and experts for the respective parties, in amounts the court finds equitable, against the Bank and in favor of any or all dissenters if the court finds the corporation did not substantially comply with the requirements of Georgia law relating to dissenters' rights, or against either the Bank or a dissenter, in favor of any other party, if the court finds the party against whom the fees and expenses are assessed acted arbitrarily, vexatiously, or not in good faith with respect to the rights provided by Article 13 of the Georgia Business Corporation Code. No action by any dissenter to enforce dissenter's rights may be brought more than three (3) years after consummation of the proposed merger.

     The foregoing does not purport to be a complete statement of the provisions of Article 13 of the Georgia Business Corporation Code and is qualified in its entirety by reference to said Article, which is reproduced in full as Exhibit B to the proxy statement.

                             SUMMARY OF OPERATIONS

     The following summary of operations is based on audited financial information for the years ended December 31, 1994, 1995, 1996, and 1997. The information presented for the year ended December 31, 1994 reflects the operations of the Bank since it opened for business on October 3, 1994. The figures for the period ended June 30, 1997 and 1998 are unaudited, but reflect all adjustments which are , in the opinion of management, necessary to a fair statement of the results for the periods covered herein.

                             SUMMARY OF OPERATIONS
         (Audited, except for six months ended June 30, 1998 and 1997)
                   (In Thousands except for Per Share Data)

                                       Six Months Ended                                                  Six Months Ended
                                     -------------------                                                 -----------------
                                     June 30 (unaudited),      Year Ended December 31(Audited)           December 31, 1994
                                     --------------------     -------------------------------------      -----------------
                                      1998           1997        1997           1996           1995
INTEREST INCOME
Interest and Fees on Loans           $  942        $  739      $1,610         $1,138        $   496             $    19

Interest on Investment                  464           297         692            520            293                 195
 Securities

Interest on Federal Funds                93            49          96            141             99                   5
 Sold

Interest on Balances Due                -0-           -0-         -0-            -0-            -0-                 -0-
 from Banks                          ------        ------      ------         ------        -------             -------

Total Interest Income                $1,499        $1,085      $2,398         $1,799        $   888             $   219
                                     ------        ------      ------         ------        -------             -------

INTEREST EXPENSE
Interest on Deposits                 $  560        $  334      $  783         $  553        $   206             $     9

Other Borrowings                        -0-           -0-         -0-            -0-            -0-                  24
                                     ------        ------      ------         ------        -------             -------

Total Interest Expense               $  560        $  334      $  783         $  553        $   206             $    33
                                     ------        ------      ------         ------        -------             -------

Net Interest Income                  $  939        $  751      $1,615         $1,246        $   682             $   186

Provisions for Loan Losses               65        $  100         161            412            100                  12
                                     ------        ------      ------         ------        -------             -------

Net Interest Income After
 Provisions for Loan Losses          $  874        $  651      $1,454         $  834        $   582             $   174
                                     ------        ------      ------         ------        -------             -------

OTHER INCOME
Service Charges on Deposit           $  460        $  404      $  822         $  661        $   349             $    14
 Accounts

Securities Gains (Losses)               -0-             5           5             (1)            16                 -0-

Other Noninterest Income             $  101        $   64         135             47             37                  18
                                     ------        ------      ------         ------        -------             -------

Total Other Income                   $  561        $  473      $  962         $  707        $   402             $    32
                                     ------        ------      ------         ------        -------             -------

OTHER EXPENSES
Salary and Employee Benefits         $  525        $  409      $  879         $  636        $   509             $   247

Occupancy Expenses of Bank
 Premises                               106           100         310            301            264                  42


Other Operating Expenses             $  395        $  366         655            569            422                 131
                                     ------        ------      ------         ------        -------             -------

Total Operating Expenses             $1,026        $  875      $1,844         $1,506        $ 1,195             $   420
                                     ------        ------      ------         ------        -------             -------

Income (Loss)  Before Income
 Taxes                               $  409        $  249      $  572         $   35        $  (211)            $  (214)

Federal Income Tax Expense
(Net of Income Tax Benefits)            111        $  -0-          70            -0-            -0-                 -0-
                                     ------        ------      ------         ------        -------             -------
Net Income                           $  298        $  249      $  502         $   35        $  (211)            $  (214)

Earnings Per Share -
Net Income                           $ 0.56        $ 0.47      $ 0.94         $ 0.07        $ (0.40)            $ (0.80)

                                 CONDENSED BALANCE SHEETS
            SIX MONTHS ENDED JUNE 30, 1998 (UNAUDITED) AND TWELVE MONTHS ENDED
                        DECEMBER 31, 1997, 1996 AND 1995 (AUDITED)

       ASSETS                            1998
       ------                         (6 MONTHS)       1997          1996          1995
                                     -----------   -----------   -----------   -----------
Cash and due from banks              $ 1,221,000   $ 1,914,077   $ 2,053,037   $   667,628
Federal funds sold                     3,780,000     1,773,000     2,204,000     1,678,000
Securities available-for-sale         17,329,000    14,734,859     9,133,656     7,023,158

Loans                                 19,077,000    15,914,094    12,559,766     7,306,159
Less allowance for loan losses           284,000       271,689       152,244        98,475
                                     -----------   -----------   -----------   -----------
    Loans, net                        18,793,000    15,642,405    12,407,522     7,207,684
                                     -----------   -----------   -----------   -----------

Premises and equipment                 1,508,000     1,350,735     1,213,712     1,243,546
Other assets                             486,000       389,854       305,845       210,321
                                     -----------   -----------   -----------   -----------

    Total assets                     $43,117,000   $35,804,930   $27,317,772   $18,030,337
                                     ===========   ===========   ===========   ===========

  LIABILITIES AND STOCKHOLDERS' EQUITY
  ------------------------------------

Total deposits                       $37,099,000   $30,142,511   $22,268,139   $13,005,662
Other liabilities                        236,000       198,894        91,102        40,588
                                     -----------   -----------   -----------   -----------

    Total liabilities                $37,335,000   $30,341,405   $22,359,241   $13,046,250
                                     -----------   -----------   -----------   -----------

Commitments and contingent liabilities

Stockholders' equity
 Common stock, par value $6.00;
 750,000 shares authorized,
 532,088 issued and
 outstanding                         $ 3,193,000   $ 3,192,528   $ 3,192,528   $ 3,192,528
Capital surplus                        2,128,000     2,128,352     2,128,352     2,128,352
Accumulated deficit earnings
 (Deficit)                               411,000       112,834      (389,069)     (424,266)
Unrealized gains on securities
 available-for-sale                       50,000        29,811        26,720        87,473
                                     -----------   -----------   -----------   -----------
    Total stockholders' equity       $ 5,782,000   $ 5,463,525   $ 4,958,531   $ 4,984,087
                                     -----------   -----------   -----------   -----------
Total liabilities and
 stockholders' equity                $43,117,000   $35,804,930   $27,317,772   $18,030,337
                                     ===========   ===========   ===========   ===========

                     MANAGEMENT'S DISCUSSION AND ANALYSIS
                           OF SUMMARY OF OPERATIONS

Six Months Ended June 30, 1998 Compared to Six Months Ended June 30, 1997:
--------------------------------------------------------------------------

     The six months ended June 30, 1998 reflected continuing improvement in the Bank's financial performance. Income before payment of income taxes increased by 64.26% over that same period of time for 1997, from $249,000 as of June 30, 1997 to $409,000 as of June 30, 1998. The Bank made provision for payment of income taxes for the first time in its history, of $111,000, but net income after a provision for income tax expense nevertheless increased from $249,000 as of June 30, 1997 to $298,000 as of June 30, 1998, an increase of 19.68%.
Although total operating expenses increased 17.25%, from $875,000 as of June 30, 1997 to $1,026,000 as of June 30, 1998, non-interest income was $561,000 as of June 30, 1998, an increase from $473,000 as of June 30, 1997, and net interest income after provisions for loan losses increased from $651,000 as of June 30, 1997 to $874,000 as of June 30, 1998, an increase of 34.25%. Most of the increase in other expenses was related to an increase in salary and employee benefits of 28.36%, from $409,000 as of June 30, 1997 to $525,000 as of June 30,
1998, attributable to the increase in personnel of the Bank to accommodate the Bank's growth. Other operating expenses increased 17.25%, from $366,000 as of June 30, 1997 to $395,000 as of June 30, 1998.

     The significant increase in net interest income after provisions for loan losses was primarily attributable to a significant increase in interest income and a decrease in provisions for loan losses. Total interest income increased by 38.15% as of June 30, 1998 over that same period in 1997, from $1,085,000 to $1,499,000. Much of that increase was attributable to a 27.4% increase in interest and fees on loans, resulting in the increasing loan portfolio of the Bank, although interest on investment securities also increased from $297,000 as of June 30, 1997 to $464,000 as of June 30, 1998, a 56.237% increase. Provisions for loan losses were $65,000 as of June 30, 1998, as compared with $100,000 as of June 30, 1997, a decrease of 35% which reflected a strengthening of the Bank's loan portfolio. Increases in the Bank's total deposits resulted in an increase of total interest expense of 25.03%, from $334,000 as of June 30, 1997 to $560,000 as of June 30, 1998.

     The Bank relies upon computers for the daily conduct of their business and for data processing generally. There is concern among industry experts that commencing on January 1, 2000 computers will be unable to "read" the new year and there may be wide spread computer malfunctions. Management determined in 1997 that its data processing system was not Year 2000 compliant and engaged in a process of evaluating available options, which included converting the entire data processing system or making significant modifications to its data processing system.

     In the first six months of 1998 the Bank expended approximately $160,000.00 in addressing the Year 2000 concerns, almost all of which was used to purchase new data processing equipment. The efforts of the Bank in this respect fully complied with all regulatory requirements as of the date of printing. The Bank is presently testing its data processing system to ensure compliance with regulations as of December 31, 1998 and it is the opinion of management that such testing will result in compliance with those regulations on or before November 15, 1998.

     During the first six months of 1998 the Bank also successfully renegotiated the lease of its branch at Hartsfield Atlanta International Airport. As renegotiated, the lease extends until 2000.

Twelve Months Ended December 31, 1997 Compared to Twelve Months Ended December
------------------------------------------------------------------------------
31, 1996:
---------

Summary
-------

     The year ended December 31, 1997 marked the Bank's third full year of operations and the Bank's most profitable year since the inception of the Bank. The Bank opened for operations October 3, 1994 and during the year ended December 31, 1997 the Bank became cumulatively profitable.

Liquidity and Capital Resources
-------------------------------

     Liquidity management involves the matching of the cash flow requirements of customers who may be either depositors desiring to withdraw funds or borrowers needing assurance that sufficient funds will be available to meet their credit needs and the ability of the Bank to meet those needs. The Bank seeks to meet liquidity requirements primarily through management of Federal funds sold, securities available-for-sale, monthly amortizing loans, and the repayment of maturing single payment loans. The Bank also maintains relationships with correspondent banks which could provide funds on short notice, if needed.

     The liquidity and capital resources of the Bank are monitored on a periodic basis by state and Federal regulatory authorities. At December 31, 1997 the Bank's liquidity ratio was considered satisfactory by management. Management reviews liquidity on a periodic basis to monitor and adjust liquidity as necessary. Management has the ability to adjust liquidity by selling securities available for sale, selling participations in loans generated by the Bank and accessing available funds through various borrowing arrangements. At December 31, 1997 the Bank's short-term investments were adequate to cover any reasonably anticipated immediate need for funds. The Bank was not aware of any events or trends likely to result in a material change in their liquidity.

     At December 31, 1997 the Bank's capital to asset ratios were considered adequate based on guidelines established by the regulatory authorities. During 1997, the Bank increased its capital by retaining net earnings of approximately $502,000. The unrealized gains on securities available-for-sale increased by $3,000. At December 31, 1997 total capital of the Bank amounted to approximately $5,464,000 and is considered well-capitalized based on regulatory requirements.

     At December 31, 1997 management was not aware of any known trends, events, uncertainties or recommendations by regulatory authorities that will have or that are reasonably likely to have a material effect on the Bank's capital resources or operations.

Effects of Inflation
--------------------

     The impact of inflation on banks differs from its impact on non-financial institutions. Banks, as financial intermediaries, have assets which are primarily monetary in nature and which tend to fluctuate in concert with inflation. A bank can reduce the impact of inflation if it can manage its rate sensitivity gap. This gap represents the difference between rate sensitive assets and rate sensitive liabilities. The Bank, through its asset-liability committee, attempts to structure the assets and liabilities and manage the rate sensitivity gap, thereby seeking to minimize the potential effects of inflation. For information on the management of the Bank's interest rate sensitive assets and liabilities, see the "Asset/Liability Management" section.

Balance Sheets
--------------

     Total assets increased approximately $8.5 million or 41.07% from 1996 to 1997 compared to an increase of $9.3 million for the year ended December 31, 1996. The increase in assets consists primarily of an increase in securities of $5.6 million and an increase in loans of $3.4 million. These increases are consistent with management's expectations and the growth rates expected of a de novo bank.

     The most significant increase by category of loans was an increase in commercial loans of $4,202,000. The loans represent primarily loans to small businesses in the metropolitan area owned and operated by minority groups. These loans are typically secured by corporate real estate, corporate assets, and often personal assets of the owners.

     The increase in assets was funded by an increase in deposits of approximately $7.9 million or 35.36% as compared to a $9.3 million increase in 1996. The net increase was made up of an increase in noninterest-bearing demand deposits of $2.6 million, an increase in savings of $560,000, an increase in time deposits of $6.5 million, and a decrease in interest-bearing demand of $1.8 million.

     The most significant increase in deposits was the increase in time deposits of $100,000 and greater. These deposits are typically higher yielding and interest rate sensitive. However, a portion of these deposits are considered stable deposits due to the nature of the deposit relationship being with minority business owners and individuals.

     Average total assets increased $6.1 million from 1996 to 1997 compared to $12.0 million in 1996. The change consists of an increase in average securities of $4.6 million, average loans of $4.1 million, and a decrease in average Federal funds sold of $1.5 million. Average interest-earning assets increased $7.3 million from 1996 to 1997 as compared to $9.6 million in 1996. Average total deposits increased approximately $6.0 million. The increase is the result of an increase in average noninterest-bearing demand deposits of $1.9 million, a decrease in average interest-bearing demand and savings deposits of $166,000, and an increase in time deposits of $4.2 million. Average interest-bearing liabilities increased during 1997 by $4.1 million from $13.8 million to $17.9 million, as compared to an increase of $9.1 million in 1996.

Results of Operations
---------------------

     The Bank's results of operations are determined by its ability to effectively manage interest income and expense, to minimize loan and securities losses, to generate noninterest income, and to control noninterest expense. Since interest rates are determined by market forces and economic conditions beyond the control of the Bank, the ability to generate net interest income is dependent upon the Bank's ability to obtain an adequate spread between the rate earned on interest-earning assets and the rate paid on interest-bearing liabilities. Thus, the key performance measure for net interest income is the interest margin or net yield, which is net interest income divided by average earning assets. Interest-earning assets consisted of loans, securities, and Federal funds sold. Interest-bearing liabilities consisted solely of interest-bearing deposits.

     The net yield on interest-earning assets decreased by 39 basis points in 1997 as compared to 1996. The average yield on interest-earning assets decreased 30 basis points to 8.96% during 1997 from 9.26% during 1996. The decrease in the net yield on interest-earning assets is due to several components of net interest income. At December 31, 1997 average loans as a percent of total average earning assets was 53% as compared to 51% in 1996, yielding approximately the same rate as in 1996. The average yield on interest-bearing liabilities increased 38 basis points from 4.00% in 1996 to 4.38% in 1997. Due to the steady yield on average loans, a decrease in yield of 206 basis points on average securities of $10.8 million combined with the increase in rates paid on deposits, the net yield decreased for the year. The increase in the rate paid on interest-bearing liabilities offsets a decrease in the average rate paid on liabilities in 1996 of 36 basis points. The rate paid on interest-bearing liabilities is most affected by the increase in volume of time deposits, particularly time deposits of $100,000 and greater. These increases resulted in an overall decrease in the net interest spread from 5.26% to 4.58% for 1997. However, due to the increase in volume, net interest income increased from $1.2 million in 1996 to $1.6 million in 1997.

     The allowance for loan losses represents an allowance for potential losses in the loan portfolio. The adequacy of the allowance is evaluated periodically by management based on a review of all significant loans, nonaccrual loans, past due loans, and other loans which management believes require attention.

     The provision for loan losses is a charge to operations which management determines is necessary to adequately fund the allowance for loan losses. It is based on a number of factors including the growth of the loan portfolio, net charge-offs incurred, peer group averages, and management's review and evaluation of potential losses in the loan portfolio. The provision for loan losses decreased in 1997 from $412,000 to $161,000.

     Actual loan charge-offs decreased significantly from $447,000 during 1996 to $206,000 during 1997, while recoveries on loans previously charged off increased from $88,500 to $164,000 resulting in net charge-offs of $42,000 and $359,000 for the years ended December 31, 1997 and 1996, respectively. During 1996, the Bank experienced significant loan losses which were attributable to weaknesses in the Bank's overall lending environment, as disclosed in the 1996 annual report. These weaknesses were identified in the fourth quarter of 1996 and appropriately corrected shortly thereafter. The favorable improvement in net charge-offs of $317,000 represents a net charge-off to average loans ratio of .30% as compared to 3.57% in 1996.

     The Bank's allowance for loan loss was $272,000 at December 31, 1997 compared to $152,000 at December 31, 1996. The allowance as a percentage of total loans increased from 1.21% in 1996 to 1.71% in 1997. The increase in the ratio of the allowance to total loans is due to the significant recoveries during 1997 plus the provisions for loan losses which was partly attributable to the increase in loans. Based on management's evaluations, the allowance is adequate to absorb possible losses on existing loans that may become uncollectible.

     Other operating income increased $255,000 or 36.08% in 1997 compared to an increase of $305,000 in 1996. These increases consist primarily of increases in service charges on deposit accounts of $160,000 and $312,000, respectively. The increase in service charges on deposit accounts continues to result from the growth in the number of deposit accounts. Service charges on deposit accounts include monthly service charges on transaction accounts, insufficient funds charges, and other miscellaneous maintenance fees. Approximately 75% of the service charge income is generated from insufficient funds charges.

     Other expenses increased $338,000 or 22.44% during 1997 compared to $312,000 in 1996. The change is due primarily to an increase in salaries and employee benefits of $243,000 which resulted from the average number of employees increasing from 24 during 1996 to 32 during 1997. Other operating expenses increased $85,000 in 1997 as compared to 1996. This change is due to overall growth with increases in expenses such as supplies, forms, postage, telephone, courier service, and data processing. The increase in salaries and employee benefits and other operating expenses was $127,000 and $148,000, respectively, for the year ended December 31, 1996.

     Noninterest expense increased from approximately $1.2 million in 1995 to approximately $1.5 million in 1996 or approximately $312,000. Salaries and employee benefits and other operating expenses represent the largest portions of these changes with increases of approximately $127,000 and $130,000, respectively, from 1995 to 1996. The change in salaries and employee benefits was due to the addition of eight full-time employees in 1996. Other operating expenses increased overall due to the significant growth in loans and transaction accounts. Direct expenses related strictly to growth include processing fees, supplies expense, postage, telephone, check expense, and credit analysis expense. Other individually significant increases in 1996 include increases of

$34,000 and $35,000 in correspondent bank charges and collection expenses, respectively. Equipment and occupancy expense increased approximately $37,000
in 1996 over 1995.   This was due to increased depreciation and maintenance
expenses required for the upkeep of premises and equipment at three locations and increased computer expenses.

     The Bank entered into a sublease agreement during 1996 for the lease of a branch facility at Hartsfield Atlanta International Airport. As a condition of the lease, the sublessor agreed to contribute approximately $110,000 to the Bank to defray the first year costs associated with staffing the branch location. These benefits are being recognized over a one-year period and are included in the statement of operations as a reduction of salaries and benefits. The benefit recognized in 1996 was approximately $65,000. The primary changes to the original agreement include reductions in monthly rental and other expenses. The Bank continues to occupy this location and has not experienced any disruptions in the operations of the branch facility.

     During 1997 the Bank utilized its remaining net operating loss carryforwards and recognized an income tax expense of $70,000. The effective tax rate of 12% is due to the utilization of the loss carryforward and expected to increase to approximately 34% in the near future.


Twelve Months Ended December 31, 1996 Compared to Twelve Months Ended December
------------------------------------------------------------------------------
31, 1995:
---------

Liquidity and Capital Resources
-------------------------------

     At December 31, 1996 the Bank's short-term investments were adequate to cover any reasonably anticipated immediate need for funds. The Bank was not aware of any events or trends likely to result in a material change in their liquidity.

     At December 31, 1996 the Bank's capital to asset ratios were considered adequate based on guidelines established by the regulatory authorities. At December 31, 1996, total capital of the Bank amounted to approximately $4,959,000. At December 31, 1996, the Bank exceeded the minimum requirements to be considered well capitalized in all categories.

     At December 31, 1996, management was not aware of any known trends, events, uncertainties or recommendations by regulatory authorities that will have or that are reasonably likely to have a material effect on the Bank's capital resources or operations.

Balance Sheets
--------------

     The Bank's assets increased by $9.3 million from $18.0 million at December 31, 1995 to $27.3 million at December 31, 1996. The change consisted primarily of an increase in investment securities of $2.1 million, an increase in Federal funds sold of $526,000 and an increase in loans of $5.2 million. These significant changes are attributable to 1996 being the Bank's second full year of operations and the growth associated with a de novo bank.

     The increases in assets were funded primarily by an increase in deposits of $9.3 million from 1995 to 1996. Interest-bearing demand and savings increased by approximately $2.3 million and $856,000 in 1996, respectively. Time deposits increased by approximately $3.6 million from 1995 to 1996. The total increase in deposits represents a 71.2% increase from 1995.

     The increase in average total interest-earning assets for the year ended December 31, 1996 was $9.6 million which includes increases in average loans of $6.0 million, Federal funds sold of $1.6 million and securities of $2.0 million. The increases in average interest-earning assets were funded by an increase in average total interest-bearing deposits of $9.1 million. The largest increase in interest-bearing deposits was an increase of $5.4 million in time deposits, with increases of $3.7 million and $2.8 million increases in interest-bearing demand and savings and noninterest-bearing demand, respectively.

Results of Operations
---------------------

     The net yield on average interest-earning assets decreased by 38 basis points to 5.74% in 1996 as compared to 6.12% in 1995. The yield on average interest-earning assets increased in 1996 to 8.59% from 8.21% in 1995, while the interest paid on average interest-bearing liabilities decreased in 1996 to 4.00% from 4.36% in 1995. The change in yields, coupled with an increase in average interest-earning assets, resulted in net interest income of $1.2 million in 1996 as compared to $682,000 in 1995. The improvement in yields and net interest income is attributable to the growth experienced by the Bank. During 1996, the Bank experienced a decline in the net yield, even though the change in yield on interest-earning assets and rate paid on interest-bearing liabilities were favorable. This is due to the significant growth in interest-earning assets compared to the growth in net interest income. During this same period, the Bank increased its net interest spread by 74 basis points which is directly related to the changes in yield on interest-earning assets and rate paid on interest-bearing liabilities.

     The allowance for loan losses represents an allowance for potential losses in the loan portfolio. The adequacy of the allowance for loan losses is evaluated periodically based on a review of all significant loans, with a particular emphasis on nonaccruing, past due and other loans that management believes require attention.

     The provision for loan loss increased from $100,000 in 1995 to $412,000 in 1996. This provision is a charge to operations which management determined is necessary to adequately fund the allowance for loan losses. It is based on the growth of the loan portfolio, the amount of net losses incurred, peer group averages and management's evaluation of potential loan losses in the loan portfolio.

     During 1996, the Bank experienced significant loan losses of $447,000 net of $88,500 of recoveries of loans previously changed off, or net charge-offs of $358,500. This represents an increase of $345,000 over net charge-offs for the year ended December 31, 1995. Approximately 75% of these charge-offs were underwritten and managed by one individual who is no longer with the Bank. The weaknesses in the lending administration were identified and procedures were put in place to minimize the likelihood of a similar occurrence. In addition, these losses were partially attributable to the Bank's efforts to maintain costs and expenses by attempting to manage the growth with minimal staffing levels.

     The Bank's reserve for loan loss amounted to $152,000 at December 31, 1996 or 1.21% of total loans. This is compared to $98,000 at December 31, 1995 or 1.35% of total loans. Based on management's evaluations, the reserve is adequate to absorb possible losses on existing loans that may become uncollectible.

     Other operating income increased by approximately $305,000 in 1996 from 1995. This change is primarily attributable to an increase in service charges on deposit accounts of approximately $312,000 in 1996. This is consistent with the significant increase in transaction accounts during 1996 which includes monthly service charges, overdraft charges and other miscellaneous service charges. The single largest contributor to the increase in 1996 was an increase of $217,000 in insufficient fund fees, or $480,000 for the year ended December 31, 1996. Losses on security transactions were $1,100 for 1996 compared to gains of $16,000 for 1995.

     Noninterest expense increased from approximately $1.2 million in 1995 to approximately $1.5 million in 1996 or approximately $312,000. Salaries and employee benefits and other operating expenses represent the largest portions of these changes with increases of approximately $127,000 and $130,000, respectively, from 1995 to 1996. The change in salaries and employee benefits was due to the addition of eight full-time employees in 1996. Other operating expenses increased overall due to the significant growth in loans and transaction accounts. Direct expenses related strictly to growth include processing fees, supplies expense, postage, telephone, check expense, and credit analysis expense. Other individually significant increases in 1996 include increases of $34,000 and $35,000 in correspondent bank charges and collection expenses, respectively. Equipment and occupancy expense increased approximately $37,000 in 1996 over 1995. This was due to increased depreciation and maintenance expenses required for the upkeep of premises and equipment at three locations and increased computer expenses.

     The Bank entered into a sublease agreement during 1996 for the lease of a branch facility at Hartsfield Atlanta International Airport. As a condition of the lease, the sublessor agreed to contribute approximately $110,000 to the Bank to defray the first year costs associated with staffing the branch location. These benefits are being recognized over a one-year period and are included in the statement of operations as a reduction of salaries and benefits. The benefit recognized in 1996 was approximately $65,000.

                      HISTORY AND BUSINESS OF BANCSHARES

Organization
------------

     Bancshares was organized at the instruction of management of the Bank. It was incorporated on April 14, 1998 by the filing of articles of incorporation with the Georgia Secretary of State. An organizational meeting of the initial board of directors of Bancshares was conducted on April 14, 1998. Bancshares has not transacted any financial business since its incorporation and will not transact any such business until the proposed Reorganization is accomplished by and through the merger of Interim with and into the Bank. All of the issued and outstanding shares of common stock of Bancshares are presently held by Mr. George G. Andrews, President and CEO of the Bank, in order to insure adequate capital and pursuant to a shareholder agreement which obligates Mr. Andrews to surrender and cancel such shares upon consummation of the proposed Reorganization.

     Upon consummation of the Reorganization, Bancshares will be subject to regulation by the Securities and Exchange Commission with respect to its securities and reporting to its shareholders. As long as Bancshares is a reporting company, it will be required to file with the Securities and Exchange Commission certain annual, quarterly, and current reports under Section 13 of the Securities Exchange Act of 1934.

     After the Reorganization is completed, Bancshares will operate as a bank holding company under the laws of the United States and the State of Georgia, and it will operate out of the facilities of the Bank.

Management
----------

       The Board of Directors of Bancshares  consists of those persons who are
members of the Board of Directors of the Bank.   See: HISTORY AND DESCRIPTION OF
THE

BANK - DIRECTORS AND PRINCIPAL OFFICERS. In addition, those persons serving as officers of the Bank will serve in similar positions for Bancshares as follows:


          Name                 Age              Position
          ----                 ---              --------

          George G. Andrews     46              President, CEO and
                                                Treasurer

          Kaneta R. Lott        47              Secretary

          Leon Goodrum          56              Chairman of the Board


Remuneration
------------

     Because Bancshares was not in existence in 1997, it paid no remuneration to its directors and officers for that year. Further, Bancshares has paid no remuneration to its officers to date during 1998. In the future, Bancshares may pay each of its directors for attendance at meetings of the Board of Directors and may elect at a future date to compensate its officers for services rendered by them to Bancshares.

Limitations on Director Liability
---------------------------------

     The articles of incorporation of Bancshares limit the liabilities of the directors of Bancshares to it or its shareholders. The articles do not eliminate the liability of a director for any appropriation, in violation of his duties, of any business opportunity of Bancshares or the subsidiaries, acts or omissions not taken in good faith or which involved intentional misconduct or a knowing violation of law, the types of liabilities set forth in Official Code of Georgia Annotated Sections 14-2-832 (unlawful distributions), or any transaction from which the director derived an improper personal benefit.

Indemnification of Officers and Directors
-----------------------------------------

     Article 8, Part 5 of the Georgia Business Corporation Code provides for indemnification of directors and officers of corporations. Under the provisions of O.C.G.A. (S)14-2-852, a director of Bancshares, to the extent successful in the defense of any proceeding or claim to which he is a party because he is a director of Bancshares, is entitled as a matter of right to indemnification against reasonable expenses, including attorneys' fees, incurred by him in connection therewith, unless the articles of incorporation of Bancshares should subsequently be amended to eliminate such rights. Bancshares is further authorized to indemnify any person who is made a party to a proceeding because he or she is a director against any liability incurred including the obligation to pay any judgment rendered against him or her if the director acted in a manner he or she believed in good faith to be in, or not opposed to, the best interests of the corporation and, in the case of any criminal proceeding, he or she had no reasonable cause to believe his or her conduct was unlawful. The authority of Bancshares to indemnify a director is not applicable in connection with any proceeding brought by or in the right of the corporation, or in connection with any other proceeding in which he or she is adjudged liable on the basis that personal benefit was improperly received by him. Indemnification in any action brought by or in the right of the corporation is limited in any event to reasonable expenses incurred in connection with the proceeding, and does not include the obligation to pay any judgment, settlement, penalty or fine.

     A determination that a director is entitled to indemnification must be made by the board of directors by majority vote of a quorum consisting of directors not at the time parties to the proceedings; if a quorum cannot be obtained then by majority vote of a committee duly designated by the board of directors (in which designation directors who are parties may participate), consisting solely of two or more directors not at the time parties to the proceedings; by special legal counsel; or by the shareholders of the corporation, excluding shares owned by or voted under the control of directors who are at the time parties to the proceeding. Unless the articles of incorporation of Bancshares are subsequently amended to provide otherwise, a director of Bancshares who is a party to a legal proceeding in that capacity may apply to the court for indemnification or advances for expenses if it determines (1) the director is entitled to mandatory indemnification under O.C.G.A. (S)14-2-852; (2) the director is fairly and reasonably entitled in view of all relevant circumstances to indemnification, even if he or she has not met the standard conduct set forth in O.C.G.A. (S)14-2-851(a) or was adjudged liable as described in O.C.G.A. (S)14-2-851(d), in which latter event, however, his or her indemnification is limited to reasonable expenses incurred, unless otherwise provided by articles of incorporation or bylaws or shareholder resolutions; or (3) in the case of advances for expenses, the director is entitled pursuant to the provision of any articles of incorporation, bylaws, resolutions or agreement to payment or reimbursement of his reasonable expenses incurred as a party to a proceeding in advance of final disposition of the proceedings. The articles of incorporation of Bancshares also eliminate, as permitted by law, the personal liability of directors of the company from monetary damages for breach of duty of care or other duty as a director, excepting only any liability for misappropriation of any business opportunity of the corporation, intentional misconduct, and other specified conduct.

     An officer of Bancshares who is not a director is entitled to mandatory indemnification under O.C.G.A. (S)14-2-852 and is entitled to apply for court ordered indemnification in each case to the same extent as is a director of Bancshares. Bancshares may also indemnify and advance expenses to an officer, employee or agent who is not a director to the extent, consistent with public policy, that may be provided by its articles of incorporation, bylaws, general or specific action of its board of directors, or contract.

     Bancshares' bylaws provide for indemnification of officers and directors substantially similar to that provided by Article 8, Part 5 of the Georgia Business Corporations Code.

     Insofar as indemnification for liabilities arising under the Securities Act of 1933 may be permitted to directors, officers and controlling persons of Bancshares pursuant to the foregoing provisions, or otherwise, Bancshares has been advised that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the Securities Act of 1933 and is, therefore, unenforceable.

Supervision and Regulation of Bancshares
----------------------------------------

     Bancshares will be a registered bank holding company subject to regulation by the Board of Governors of the Federal Reserve System under the Bank Holding Company Act of 1956, as amended, (the "Act"). As a bank holding company, Bancshares will be required to file with the Board of Governors an annual report of its operations at the end of each fiscal year and such additional information as the Board of Governors may require pursuant to the Act. The Board may also make examinations of Bancshares and each of its subsidiaries.

     The Act requires every bank holding company to obtain the prior approval of the Board of Governors (i) before it may acquire direct or indirect ownership or control of more than 5% of the voting shares of any bank which is not controlled by it; (ii) before it or any of its subsidiaries, other than a bank, may acquire all or substantially all the assets of a bank; and (iii) before it may merge or consolidate with any other bank holding company. A bank holding company is, with certain exceptions, prohibited from engaging, acquiring, or retaining direct or indirect control of voting shares of any company engaged in non-banking activities except for those activities found by the Board of Governors to be so closely related to banking or managing or controlling banks as to be a proper incident thereto.

     The laws of Georgia require annual registration with the Department of Banking and Finance by all Georgia bank holding companies. Such registration includes information with respect to the financial condition, operations, management, and inter-company relationships of the bank holding company and its subsidiaries in related matters as the Department of Banking and Finance deems necessary or appropriate to carry out the purposes of the law. The Department of Banking and Finance may also require such other information as is necessary to keep itself informed as to whether the provisions of Georgia law and the regulations and orders issued thereunder by the Department have been complied with, and the Department may make examinations of each bank holding company and each subsidiary (other than a national bank) thereof.

     Under Section 106 of the 1970 amendments to The Bank Holding Company Act and the FRB's regulations, a bank holding company and its subsidiaries are prohibited from engaging in certain tie-in arrangements in connection with any extension of credit or provision of credit or provision of any property or services. These provisions state generally that a bank may not extend credit, lease, sell property or furnish any service to a customer on the condition that the customer provide additional credit or service to the bank, to its bank holding company or to any other subsidiary of its bank holding company or on the condition that the customer not obtain other credit or service from a competitor of the bank, its bank holding company or any subsidiary of its bank holding company.

     Subsidiary banks of a bank holding company are subject to certain restrictions imposed by the Federal Reserve Act on any extensions of credit to the bank holding company or any of its subsidiaries, on investments in the stock or other securities of the bank holding company and on taking of such stock or securities as collateral for loans to any borrower.

Permitted Activities
--------------------

     The FRB permits bank holding companies to engage in activities so closely related to banking or managing or controlling banks as to be a proper incident thereto. While the types of permissible activities are subject to change by the FRB, the following list comprises the principal activities that presently may be conducted by a bank holding company:

     1. Making, acquiring or servicing loans and other extensions of credit for its own account or for the account of others, such as would be made by the following types of companies: consumer finance, credit card, mortgage, and/or commercial finance and factoring companies;

     2. Operating as an industrial bank, Morris Plan or industrial loan company in the manner authorized by state law so long as the institution does not both accept demand deposits and make commercial loans;

     3. Operating as a trust company in the manner authorized by federal or state law so long as the institution does not make certain types of loans or investments or accept deposits, except as may be permitted by the Federal Reserve Board;

     4. Subject to certain limitations, acting as an investment or financial advisor to investment companies and other persons;

     5. Leasing personal and real property or acting as agent, broker, or advisor in leasing property, provided that it is reasonably anticipated that the transaction will compensate the lessor for not less than the lessor's full investment in the property;

     6. Making equity and debt investments in corporations or projects designed primarily to promote community welfare;

     7.   Providing  to  others  financially   oriented data processing or
bookkeeping services;

     8. Subject to certain limitations, acting as an insurance agent or broker in relation to insurance for itself and its subsidiaries or for insurance directly related to extensions of credit by the bank holding company system;

     9. Subject to certain limitations, acting as underwriter for credit life insurance and credit accident and health insurance that is directly related to extensions of credit by the bank holding company system;

     10.  Providing courier services of a limited character;

     11. Subject to certain limitations, providing management consulting advice to non-affiliated banks and nonbank depository institutions;

     12. Selling money orders having a face value of One Thousand Dollars ($1,000) or less, travelers' checks and United States savings bonds;

     13.  Performing appraisals of real estate;

     14. Subject to certain conditions, acting as intermediary for the financing of commercial or industrial income-producing real estate by arranging for the transfer of the title, control and risk of such a real estate project to one or more investors;

     15. Providing securities brokerage services, related securities credit activities pursuant to Federal Reserve Board Regulation T and incidental activities such as offering custodial services, individual retirement accounts and cash management services, if the securities brokerage services are restricted to buying and selling securities solely as agent for the account of customers and do not include securities underwriting or dealing or investment advice or research services;

     16. Underwriting and dealing in obligations of the United States, general obligations of states and their political subdivisions and other obligations such as bankers' acceptances and certificates of deposit;

     17. Subject to certain limitations, providing by any means, general information and statistical forecasting with respect to foreign exchange markets; advisory services designed to assist customers in monitoring, evaluating and managing their foreign exchange exposures; and certain transactional services with respect to foreign exchange;

     18. Subject to certain limitations, acting as a futures commission merchant in the execution and clearance on major commodity exchanges of futures contracts and options on futures contracts for bullion, foreign exchange, government securities, certificates of deposit and other money market instruments;

     19. Subject to certain limitations, providing commodity trading and futures commission merchant advice;

     20. Providing consumer financial counseling that involves counseling, educational courses and distribution of instructional materials to individuals on consumer-oriented financial management matters, including debt consolidation, mortgage applications, bankruptcy, budget management, real estate tax shelters, tax planning, retirement and estate planning, insurance and general investment management, so long as this activity does not include the sale of specific products or investments;

     21. Providing tax planning and preparation advice such as strategies designed to minimize tax liabilities and includes, for individuals, analysis of the tax implications of retirement plans, estate planning and family trusts. For corporations, tax planning includes the analysis of the tax implications of mergers and acquisitions, portfolio mix, specific investments, previous tax payments and year-end tax planning. Tax preparation involves the preparation of tax forms and advice concerning liability based on records and receipts supplied by the client;

     22.  Providing check guaranty services to subscribing merchants;

     23. Subject to certain limitations, operating a collection agency and credit bureau;

     24. Acquiring and operating thrift institutions, including savings and loan associations, building and loan associations and FDIC-insured savings banks;

     25.  Operating a credit bureau, subject to certain limitations.

Issuance of Additional Securities
---------------------------------

     Because the articles of incorporation of Bancshares authorize the issuance of a number of shares of its common stock substantially in excess of the number of shares that will be issued in connection with the Reorganization, the Board of Directors of Bancshares will have the flexibility to raise additional capital and to make acquisitions through the issuance of Bancshares common stock without further approval by the holding company's shareholders. Bancshares' shareholders will not have preemptive rights to subscribe for additional shares. Therefore, such issuance could result in a dilution of voting rights and book value per share as to the common stock of Bancshares. The Board of Directors of Bancshares has no present plans for issuing additional shares of Bancshares Common Stock.

                        HISTORY AND BUSINESS OF THE BANK

Business
--------

     The Bank is a state banking institution chartered under the laws of the State of Georgia on June 30, 1994. Since opening on October 3, 1994, the Bank has continued a general banking business and presently serves its customers from three locations: the main office located at 562 Lee Street, S.W., Atlanta, Georgia 30310; a full service branch located at 2358 Cascade Road, Atlanta, Georgia 30311; and a third location at Hartsfield International Airport, Atlanta, Georgia.

     The Bank operates a full-service banking business and engages in a broad range of commercial banking activities, including accepting customary types of demand and timed deposits, making individual, consumer, commercial, and installment loans, money transfers, safe deposit services, and making investments in U. S. government and municipal securities. The Bank also offers trust services.

     The data processing work of the Bank is processed with Provesa of Thomson, Georgia. The Bank does not presently issue credit cards. The Bank offers its customers a variety of checking and savings accounts. The installment loan department makes both direct consumer loans and also purchases retail installment contracts from sellers of consumer goods.

     The Bank serves the residents of Atlanta and Fulton County which have a population of approximately 450,000 and 1,250,000, respectively. Atlanta and Fulton County have a diverse commerce, including manufacturing, financial and service sector economies. Atlanta also serves as the capital of the State of Georgia, with a significant number of residents employed in government.

     As of December 31, 1997, the Bank had correspondent relationships with SunTrust Bank of Atlanta, Georgia and First Union Bank of Georgia. The correspondent bank provides certain services to the Bank, such as investing its excess funds, processing checks and other items, buying and selling federal funds, handling money fund transfers and exchanges, shipping coins and currency, providing security and safekeeping of funds and other valuable items, handling loan participation and furnishing management investment advice on the Bank's securities portfolio.

     The Bank's main offices are located at 562 Lee Street, S.W., Atlanta, Georgia 30310. The main office, which is owned by the Bank, consists of approximately 7,000 square feet, four drive-in windows and adjacent parking lot. Banking operations are also conducted from a branch located at 2358 Cascade Road, Atlanta, Georgia 30311. This branch is owned by the Bank and has been in continuous operation since it opened in October 3, 1994. The branch is a single story building with approximately 3,000 square feet, one drive-in window and an adjacent parking lot. The Bank also maintains a branch at Hartsfield International Airport. The Hartsfield branch has two teller windows and a customer service desk. The branch is approximately 450 square feet, and is open seven days a week.

     As of December 31, 1997, the Bank had 30 full-time employees and 5 part-time employees. In the opinion of management, the Bank enjoys an excellent relationship with its employees. The Bank is not a party to any collective bargaining agreement.

     As of June 30, 1998 the Bank had total deposits of $37,099,000; total assets of $43,117,000; net loans of $18,793,000; and equity capital of $5,782,000.

Competition
-----------

     The banking business in Atlanta and Fulton County is highly competitive. The Bank competes with numerous other financial institutions in the market it represents. In Atlanta, there are branches of NationsBank, Sun Trust, Wachovia, and First Union. In addition to these banks (and branches of regional banks), there are many finance companies, credit union offices, and other non-traditional providers of service that compete in the Bank's market.

Supervision and Regulation of the Bank
--------------------------------------

     The Bank operates as a banking institution incorporated under the laws of the State of Georgia and subject to examination by the Georgia Department of Banking and Finance (the "Department"). The Department regulates all areas of the Bank's commercial banking operations, including reserves, loans, mergers, issuance of securities, payment of dividends, interest rates, establishment of branches, and other aspects of its operations. The Bank must also comply with the state usury laws which limit the rates of interest which may be charged on certain types of loans.

     In addition to state banking laws and regulations applicable to the Bank as a state banking institution, the Bank is also insured and regulated by the Federal Deposit Insurance Corporation ("FDIC"). The major functions of the FDIC with respect to insured banks include paying off depositors to the extent provided by law in the event a bank is closed without adequate provisions having been made to pay the claims of depositors, acting as the receiver of state banks placed in receivership when appointed receiver by state authorities, and preventing the continuance or development of unsound and unsafe banking practices. In addition, the FDIC is authorized to examine insured banks which are not members of the Federal Reserve System to determine the condition of such banks for insurance purposes. The FDIC is also authorized to approve mergers, consolidations and assumption of deposit liability transactions between insured banks and non-insured banks or institutions, and to prevent capital or surplus diminution in such transactions whether resulting, continued, or assumed bank is an insured non-member state bank. Also, the FDIC closely examines non-member banks for compliance with certain federal statutes such as the Community Reinvestment Act and the Truth-and-Lending Act.

Monetary Policies
-----------------

     The results of operation of the Bank are affected by the credit policies of monetary authorities, particularly the Board of Governors of the Federal Reserve System, even though the Bank is not a member of the Federal Reserve. The instruments of monetary policy employed by the Federal Reserve include open market operations in U. S. government securities, changes in discount rates on member bank borrowings, and changes in reserve requirements against member bank deposits. In view of changing conditions in the national economy and in the money markets, as well as the effect of action by monetary and fiscal authorities, including the Federal Reserve System, no prediction can be made as to possible future changes in interest rates, deposit levels, loan demand, or the business and earnings of the Bank.

Deposit Insurance
-----------------

     The Bank's deposits are insured by the FDIC pursuant to the system of federal deposit insurance initially established by the Banking Act of 1933. The Monetary Control Act of 1980 increased the coverage of FDIC insurance from Forty Thousand Dollars ($40,000) to One Hundred Thousand Dollars ($100,000) per deposit account. The Bank pays insurance premiums into the Bank Insurance Fund ("BIF") according to rates established by the FDIC. The FDIC Improvement Act of 1991 ("FDICIA"), enacted in part to prevent the insolvency of the deposit insurance funds, authorized the FDIC to raise insurance premium assessments in order to achieve and maintain an adequate level of funds. The depletion of the deposit insurance funds was due, in part, to the failure of a large number of financial institutions in the 1980's, and the requisite increased deposit account coverage.

     Due to the health of the banking industry, the FDIC established a new rate schedule in 1996. The new rate schedule substantially reduces the cost of deposit insurance for BIF insured institutions.

     Although the FDIC reduced the assessment rate, the FDIC has discretion to increase the assessment in the future in response to changes in the economic climate of the banking industry. As a result, the future cost of deposit insurance for the Bank is, in large part, dependent upon the extent of future bank failures and the amount of insurance coverage provided by the FDIC for each deposit account, neither of which are within the Bank's control. Moreover, because the current insurance premium assessment system differentiates between higher and lower risk institutions, with lower premiums assessed against institutions in a lower risk category, the Bank's future cost of deposit insurance will depend upon its risk-rating. The Bank is currently in the FDIC's lowest risk category.

Legislation
-----------




     Under the Federal Deposit Insurance Act ("FDIA"), the FDIC possesses the power to prohibit institutions, such as the Bank, from engaging in any activity that would be an unsafe and unsound banking practice and in violation of the law. Moreover, the Financial Institutions Regulatory and Interest Rate Control Act of 1978 ("FIRA") significantly expanded the circumstances under which officers or directors of a bank may be removed by the bank's federal supervisory agency, restricted lending by a bank to its executive officers, directors, principal shareholders or related interests thereof and restricts management personnel of a bank from serving as directors or in other management positions with certain depository institutions whose assets exceed a specified amount or which have an office within a specified geographic area, and restricts management personnel from borrowing from another institution that has a correspondent relationship with their bank. Additionally, FIRA requires that no person may acquire control of a bank unless the appropriate federal supervisory agency has been given sixty (60) days prior written notice and within that time has not disapproved the acquisition or extended the period for disapproval.

     Control for purposes of FIRA means the power, directly or indirectly, to direct the management or policies or to vote twenty-five percent (25%) or more of any class of outstanding stock of a financial institution or its respective holding company. A person or group holding revocable proxies to vote twenty-five percent (25%) or more of the outstanding stock of a financial institution or bank holding company, such as the Holding Company, would presumably be deemed to control the institution for purposes of FIRA.

     The Garn-St. Germain Depository Institutions Act of 1982 ("Garn-St. Germain"), removed certain restrictions on a bank's lending powers and liberalizes its depository capabilities. Garn-St. Germain also strengthened FIRA (see above) by eliminating the statutory limits on lending by a bank to its executive officers, directors, principal shareholders or related interests thereof and by relaxing certain reporting requirements. Garn-St. Germain, however, also tightened FIRA provisions respecting management interlocks and correspondent bank relationships by management personnel.

     Under the Community Reinvestment Act of 1977, as amended, ("CRA"), the FDIC is required to assess the record of all financial institutions regulated by it to determine if these institutions are meeting the credit needs of the community (including low and moderate-income neighborhoods) which they serve and to take this record into account in its evaluation of any application made by any such institutions for, among other things, approval of a branch or other deposit facility, office relocation, a merger or an acquisition of bank shares. The Financial Institutions Reform, Recovery and Enforcement Act of 1989 ("FIRREA", see below) amended the CRA to require, among other things, that the FDIC make publicly available the evaluation of a bank's record of meeting the credit needs of its entire community, including low- and moderate-income neighborhoods. This evaluation will include a descriptive rating ("outstanding," "satisfactory," "needs to improve," or "substantial noncompliance") and a statement describing the basis for the rating. These ratings are publicly disclosed.

     In April, 1995, regulators revised CRA with an emphasis on performance over process and documentation. Under the revised rules, the five-point rating scale is still utilized; however, the twelve (12) assessment factors have been replaced with a three-prong test. A bank's compliance is determined by a three-prong test whereby examiners assign a numerical score for a bank's performance in each of three areas: lending, service and investment. The area of lending is weighted to increase its importance in the application of the test. The rule became effective July 1, 1995. When rating a bank in the area of lending, regulators examine the number and amount of loan originations, the location of where the loans were made, and the income levels of the borrowers. Although banks, under the revised rules, are not required to make loans in every area, if there are apparent tracts in which there is little lending, examiners will focus their investigations in that area.

     The service prong evaluates how a bank delivers its products to the community through branching. As with lending, banks are not required to branch in every area, although conspicuous gaps will be investigated.

     The third prong, investment in community, examines how the bank meets the investment needs in the community within which it operates. Assessment of investment is accomplished using a "performance context" pursuant to which regulators meet with civic, community and bank officials in order to determine the credit needs of the community.

     Expanded Home Mortgage Disclosure Act reporting requirements were also approved for large banks and thrifts which require reporting of census tract data on mortgages made outside of the delineated communities. In addition, effective March 1, 1997, institutions with assets above Two Hundred Fifty Million Dollars ($250,000,000) will be required to report their aggregate small business loans made by geographic region.

     Independent banks with total assets of less than Two Hundred Fifty Million Dollars ($250,000,000) and bank subsidiaries with total assets of less than Two Hundred Fifty Million Dollars ($250,000,000) that have holding companies with total assets of less than One Billion Dollars ($1,000,000,000) will be subjected to less stringent CRA examinations.

     Under the new regulation, banks will enjoy a reduction in compliance burden. Specifically, banks are not required to keep extensive documentation to prove that directors have participated in drafting and review of CRA policies.
A formal CRA statement does not have to be prepared. The efforts banks make to market in low- and moderate-income communities do not have to be documented, nor will banks have to justify the basis for their community delineation or the methods utilized to determine the credit needs of the community.

     Under the Bank Secrecy Act ("BSA"), banks and other financial institutions are required to file reports with the Department of the Treasury for currency transactions of more than Ten Thousand Dollars ($10,000) or multiple transactions of which the Bank is aware in any one day that aggregate in excess of Ten Thousand Dollars ($10,000). Civil and criminal penalties are provided under the BSA for failure to file a required report, for failure to supply information required by the BSA or for filing a false or fraudulent report.

     An omnibus federal banking bill, known as the Competitive Equality Banking Act ("CEBA"), was signed into law on August 10, 1987. Included in the legislation were measures: (1) imposing certain restrictions on transactions between banks and their affiliates; (2) expanding the powers available to federal bank regulators in assisting failed and failing banks; (3) limiting the amount of time banks may hold certain deposits prior to making such funds available for withdrawal and any interest thereon; and (4) requiring that any adjustable rate mortgage loan and secured by a lien on a one- to four-family dwelling include a limitation on the maximum rate at which interest may accrue on the principal balance during the term of such loan. This legislation has not had a material adverse effect on the Bank's anticipated operations or its competitive position.

     The Financial Institutions Reform, Recovery and Enforcement Act of 1989 ("FIRREA") was primarily enacted to improve the supervision of savings associations by strengthening capital, accounting and other supervisory standards. In addition, FIRREA reorganized the FDIC by creating two deposit insurance funds to be administered by the FDIC: the Savings Association Insurance Fund and the Bank Insurance Fund.

     FIRREA reformed real estate appraisal proceedings and the existing supervisory/ enforcement powers and penalty provisions in connection with the regulation of the Bank. Under FIRREA, civil monetary penalties are classified into three levels, with amounts increasing with the severity of the violation. The first tier provides for civil penalties of up to Five Thousand Dollars ($5,000) per day for any violation of law or regulation. A civil penalty of up to Twenty-five Thousand Dollars ($25,000) per day may be assessed if more than a minimal loss or a pattern of misconduct is involved. Finally, a civil penalty of up to One Million Dollars ($1,000,000) per day may be assessed for knowingly or recklessly causing a substantial loss to an institution or taking action that results in a substantial pecuniary gain or other benefit. Criminal penalties are increased to One Million Dollars ($1,000,000) per violation, and up to Five Million Dollars ($5,000,000) for continuing violations or for the actual amount of gain or loss. These monetary penalties may be combined with prison sentences for up to five (5) years. Management is of the opinion that these additional reforms have not materially impacted the results of operations of the Bank.

Regulatory Capital
------------------

     The FDIC and other federal bank regulatory agencies have issued risk-based capital guidelines which supplement leverage capital requirements. As of December 31, 1992, the guidelines require all state banks and bank holding companies to maintain a minimum risk-based capital ratio of eight percent (8%), of which at least four percent (4%) must be in the form of common stockholders' equity. Assets are assigned to categories with higher levels of capital required for the categories perceived as representing greater risk. The required capital ratios represent equity, and to the extent permitted, non-equity capital as a percentage of total risk-weighted assets. The risk-based capital rules are designed to make regulatory capital requirements more sensitive to differences in risk profiles among banks and bank holding companies and to minimize disincentives for holding liquid assets. The risk-based capital rules have not had a material effect on the Bank's business and capital plans.

     On December 19, 1991, the Federal Deposit Insurance Corporation Improvement Act of 1991 ("FDICIA") became law. Under FDICIA, institutions must be classified, based on their risk-based capital ratios, into one of five defined categories, as illustrated below (well capitalized, adequately capitalized, undercapitalized, significantly undercapitalized and critically undercapitalized).

                                                                                                                         Under a
                                   Total                         Tier 1                             Tier 1            Capital Order
                                   Risk-                         Risk-                         Leverage Ratio         or Directive
                               Based Ratio                    Based Ratio
CAPITAL
CATEGORY
Well Capitalized    (Greater than or Equal to) 10.0    (Greater than or Equal to) 6.0   (Greater than or Equal to) 5.0        NO

Adequately                                                                                                                    *
Capitalized         (Greater than or Equal to)  8.0    (Greater than or Equal to) 4.0   (Greater than or Equal to) 4.0

Undercapitalized       (Less than or Equal to)  8.0       (Less than or Equal to) 4.0      (Less than or Equal to) 4.0        *

Significantly
Undercapitalized       (Less than or Equal to)  6.0       (Less than or Equal to) 3.0      (Less than or Equal to) 3.0

Critically
Undercapitalized                                                                           (Less than or Equal to) 2.0

*3.0 for those banks having the highest available regulatory rating.

     The Bank's capital ratios as of June 30, 1998 were as follows:

     Total Capital
     (To Risk Weighted Assets)                 23.49%

     Tier 1 Capital
     (To Risk Weighted Assets)                 22.38%

     Tier 1 Capital
     (To Average Assets)                       14.53%


     In the event an institution's capital deteriorates to the undercapitalized category or below, FDICIA prescribes an increasing amount of regulatory intervention, including: (1) the institution of a capital restoration plan and a guarantee of the plan by a parent institution; and (2) the placement of a hold on increases in assets, number of branches or lines of business. If capital has reached the significantly or critically undercapitalized levels, further material restrictions can be imposed, including restrictions on interest payable on accounts, dismissal of management and (in critically undercapitalized situations) appointment of a receiver. For well capitalized institutions, FDICIA provides authority for regulatory intervention where the institution is deemed to be engaging in unsafe or unsound practices or receives a less than satisfactory examination report rating for asset quality, management, earnings or liquidity. All but well capitalized institutions are prohibited from accepting brokered deposits without prior regulatory approval.

     Under FDICIA, financial institutions are subject to increased regulatory scrutiny and must comply with certain operational, managerial and compensation standards to be developed by Federal Reserve Board regulations. FDICIA also requires the regulators to issue new rules establishing certain minimum standards to which an institution must adhere including standards requiring a minimum ratio of classified assets to capital, minimum earnings necessary to absorb losses and minimum ratio of market value to book value for publicly held institutions. Additional regulations are required to be developed relating to internal controls, loan documentation, credit underwriting, interest rate exposure, asset growth and excessive compensation, fees and benefits.

Examinations and Audits
-----------------------

     Annual full-scope, on site examinations are required for all FDIC-insured institutions except institutions with assets under Two Hundred Fifty Million Dollars ($250,000,000) which are well capitalized, well-managed and not subject to a recent change in control, in which case the examination period is every eighteen (18) months. Banks with total assets of Five Hundred Million Dollars ($500,000,000) or more as of the beginning of a fiscal year, are required to submit to their supervising federal and state banking agencies a publicly available annual audit report. The independent accountants of such bank shall attest to the accuracy of management's report. The accountants shall also
monitor management's compliance with governing laws and regulations.   In
addition, banks with assets of Five Hundred Million Dollars ($500,000,000) or more as of the beginning of a fiscal year are also required to select an independent audit committee composed of outside directors who are independent of management, to review with management and the independent accountants the reports that must be submitted to the bank regulatory agencies. If the independent accountants resign or are dismissed, written notification thereof must be given to the bank's supervising government banking agencies.

Real Estate Loans
-----------------

     FDICIA also requires that banking agencies reintroduce loan-to-value ("LTV") ratio regulations which were previously repealed by the 1982 Act. LTV's will limit the amount of money a financial institution may lend to a borrower, when the loan is secured by real estate, to no more than a percentage to be set by regulation of the value of the real estate.

     A separate subtitle within FDICIA, called the "Bank Enterprise Act of 1991", requires "Truth-In-Savings" on consumer deposit accounts so that consumers can make meaningful comparisons between the competing claims of banks with regard to deposit accounts and products. Under this provision, the Bank will be required to provide information to depositors concerning the terms of their deposit accounts, and in particular, to disclose the annual percentage yield. There are operational costs involved in complying with the Truth-In-Savings law.

Regulatory Activity
-------------------

     Congress is currently considering legislative reforms to modernize the financial services industry, including repealing the Glass Steagall Act which prohibits commercial banks from engaging in the securities industry. Consequently, equity underwriting activities of banks may increase in the near future. However, neither the Bank nor Bancshares currently anticipates entering into these activities.

     From time to time, various types of federal and state legislation have been proposed that could result in additional regulation of, and restrictions on, the business of Bancshares and the Bank. It cannot be predicted whether such legislation will be adopted or, if adopted, how such legislation would affect the business of Bancshares and the Bank. As a consequence of the extensive regulation of commercial banking activities in the United States, Bancshares' and the Bank's business is particularly susceptible to being affected by federal legislation and regulations that may increase the costs of doing business. Except as specifically described above, Management believes that the affect of the provisions of the aforementioned legislation on the liquidity, capital resources, and results of operations of Bancshares will be immaterial. Management is not aware of any other current specific recommendations by regulatory authorities or proposed legislation, which if they were implemented, would have a material adverse effect upon the liquidity, capital resources, or results of operations, although the general cost of compliance with numerous and multiple federal and state laws and regulations does have, and in the future may have, a negative impact on Bancshares' results of operations.

     Further, the business of Bancshares is also affected by the state of the financial services industry in general. As a result of legal and industry changes, Management predicts that the industry will continue to experience an increase in consolidations and mergers as the financial services industry strives for greater cost efficiencies and market share. Management also expects increased diversification of financial products and services offered by the Bank and its competitors.

     Management believes that such consolidations and mergers, and diversification of products and services may enhance its competitive position as a community bank.

Legal Proceedings
-----------------

     The nature of the Bank's business generates a certain amount of litigation involving matters arising in the ordinary course of business. In the opinion of management of the Bank, however, there are no proceedings pending to which the Bank is a party or to which its property is subject, which, if determined adversely to the Bank, would be material in relation to the Bank's undivided profits or financial condition, nor are there any proceedings pending other than ordinary routine litigation incident to the business of the Bank. In addition, no material proceedings are pending or are known to be threatened or contemplated against the Bank by government authorities or others.

Directors and Principal Officers.
---------------------------------

     The following table lists the name and ages of all directors, and executive officers of the Bank, indicates all positions and offices with the Bank held by each such person, states the term of office as a director or principal officer and the period during which such person has served, and briefly describes the business experience of each director or executive officer. None of the listed executive officers have signed employment contracts with the Bank which ensure their continued employment by the Bank, and all are terminable at the will of the Board of Directors. There are no arrangements or understandings between such persons and any other person pursuant to which that person was elected as a director or executive officer.


NAME OF DIRECTOR                     YEAR          INFORMATION ABOUT
OR PRINCIPAL OFFICER        AGE     ELECTED      DIRECTORS OR PRINCIPAL
--------------------        ---     -------      -----------------------
                                                 OFFICERS
                                                 --------

George G. Andrews             46      1994      President, Chief Executive
                                                Officer and Director; formerly
                                                with Trust Company Bank

Dr. Gloria Campbell-D'Hue     50      1994      Director; Physician

J. Al Cochran                 67      1994      Director, General Counsel;
                                                Attorney-at-Law

Keith E. Evans                42      1995      Director; Physical Therapist,
                                                Atlanta Human
                                                Performance Center

Leon Goodrum                  56      1994      Chairman; Operator,
                                                McDonald's Restaurant

Agnes H. Harper               52      1995      Director; Retired Life
                                                Insurance Agent

Charles W. Harrison           66      1994      Director; Insurance
                                                Executive, Harrison
                                                Insurance Agency

Robert A. Holmes              54      1995      Director; University
                                                Administrator, Clark Atlanta
                                                University

Maurice Jones, Sr.            46      1995      Director; retired, formerly
                                                of Kimberly-Clark

Moses M. Jones                47      1995   Director; Physician

Marian S. Jordan              52      1995   Director; Teacher, Owner,
                                             Parents' Choice Day Care

Thomas J. Locke, III          42      1995   Director; Physician

Kaneta R. Lott                47      1994   Director; Dentist, Children's
                                             Dentistry, P.C.

Donald F. Marshall            60      1994   Director; Dentist

George C. Miller, Jr.         49      1995   Director; President,
                                             Spectrum Consulting
                                             Associates, Inc.

Elvin R. Mitchell, Sr.        84      1995   Director; Contractor, E. R.
                                             Mitchell Construction
                                             Company

Sarah S. Sistrunk             49      1995   Director; Physician

Roy W. Sweat                  70      1995   Director; Chiropractor

William Thomas                54      1995   Director; President, Thomas
                                             Cleaning Service, Inc.

Cordy T. Vivian               73      1995   Director; President, Basic,
                                             Inc. (relations)

     J. Al Cochran serves as a director of Independent State Bank of Powder Springs, Georgia, a company with a class of securities registered pursuant to
Section 12 of the Securities Exchange Act of 1934.

     Other than Mr. Cochran, no other director or executive officer was a director of any company with a class of securities registered pursuant to
Section 12 of the Securities Exchange Act of 1934, or which was subject to the requirement of Section 15(d) of that act, or of any company registered as an investment company under the Investment Company Act of 1940.

     The Bank has had and expects to have in the future transactions in the ordinary course of its business with directors, principal officers, principal shareholders, certain relatives of such persons, and their associates, including corporations, partnerships, and other organizations in which such directors and executive officers have an interest, on substantially the same terms, including interest rates and collateral, as those prevailing at the time for comparable transactions with unrelated parties. Such transactions have not involved more than the normal risk of collectibility or presented other unfavorable features.

As of June 30, 1998, the Bank had outstanding loans to certain of its directors, executive officers and certain relatives of such persons and their associates which aggregated approximately $1,700,000.00. This represented approximately 29.50% of the Bank's June 30, 1998 equity capital accounts. Otherwise, there have been no transactions between directors and executive officers of the Bank and the Bank, or a series of similar transactions, since the beginning of the Bank's last fiscal year, or any currently proposed transaction, or series of similar transactions, in which the amount involved exceeds $60,000.00.

     The Board of Directors has established a number of committees to assist it in the discharge of its duties. The executive committee makes and reviews policies and decisions in connection with personnel, compensation, nominations of directors and strategic matters. It also entertains shareholder nominees for directors. It is composed of directors Andrews, Cochran, D'Hue, Goodrum, Harrison, Lott, Marshall, Thomas & Miller. It met six (6) times in 1997.

     The audit committee recommends the engagement of the Bank's independent certified auditors, serves as liaison with those independent auditors on behalf of the Bank, and is responsible for reviewing the audit reports of the Bank's independent auditors. The audit committee consists of directors Evans, Harper, Jordan, Harrison and Sistrunk. The audit committee met twelve (12) times in 1997.

     The loan committee, which consists of directors Andrews, Cochran, Goodrum, Lott, Marshall, Miller and Thomas, exercises primary responsibility for the monitoring of the Bank's lending functions and must approve any loan in excess of the lending officer's designated lending limits. It met ten (10) times in 1997.

     Other committees are the assets/liability committee, the investment committee, the liquidity committee, the human resources committee, the real property committee, and the marketing committee.

     The Board of Directors of the Bank holds regularly scheduled meetings monthly, and special meetings are called from time to time as needed. Twelve regular meetings and no special meetings of the Bank's Board of Directors were held in 1997. All directors attended at least 75% of the aggregate number of the meetings of the Board of Directors and committees of which they are members during 1997, except as follows: Keith Evans attended 58.3% of all such meetings; Maurice Jones, Sr. attended 41.67% of all such meetings; Sarah S. Sistrunk attended 50% of all meetings; and Cordy T. Vivian attended 66.67% of all such meetings. The absences of directors Jones and Sistrunk were excused on most occasions for medical reasons.

     There are no family relationships among directors, executive officers, or persons nominated or chosen by the Bank to become directors or executive
officers.   The directors are not compensated for attending the monthly board meetings of the Bank and various other committee meetings.

     During the previous five years, no director or executive officer was the subject of a legal proceeding (as defined below) that is material to an evaluation of the ability or integrity of any director or executive officer. A "legal proceeding" includes: (a) any bankruptcy petition filed by or against any business of which such person was a general partner or executive prior to that time; (b) any conviction in a criminal proceeding or subject to a pending criminal proceeding (excluding traffic violations and other minor offenses); (c) any order, judgment, or decree of any court of competent jurisdiction, permanently or temporarily enjoining, barring, suspending or otherwise limiting his involvement in any type of business, securities or banking activities; and
(d) any finding by a court of competent jurisdiction (in a civil action), the Securities and Exchange Commission or the Commodity Futures Trading Commission of a violation of a federal or state securities or commodities law (such finding having not been reversed, suspended or vacated).

     Based solely upon a review of Forms 3 and 4 and amendments thereto furnished to the Company under Rule 16a-3(d) during 1997 and Form 5 and amendments thereto furnished to the Company during 1997, no person who, at any time during 1997, was a director, officer or beneficial owner of more than 10% of any class of equity securities of the Bank failed to file on a timely basis any reports required by Section 16(a) during the 1997 fiscal year or previously.

Remuneration of Officers and Directors
--------------------------------------

     The following table sets forth the aggregate annual compensation for the Bank's Chief Executive Officer for the fiscal year ended December 31, 1997. No individual earned in excess of $100,000 during 1997.

                          SUMMARY COMPENSATION TABLE

                                                                LONG-TERM COMPENSATION

                                                      AWARDS                              PAYOUTS

(a)               (b)     (c)       (d)            (e)                   (f)               (g)       (h)        (i)

NAME AND
PRINCIPAL                                          OTHER ANNUAL          RESTRICTED        OPTION    LTIP       OTHER
POSITION          YEAR    SALARY      BONUS        COMPENSATION          STOCK AWARDS      SARs      PAYOUTS    COMPENSATION
George G.         1997    $81,900     $1,500         $1,800/15/               --           --        --         --
Andrews

CEO, President    1996    $78,000         --             --                   --           --        --         --

Director          1995    $75,000         --             --                   --           --        --         --

_______________________

     /15/
 Representing membership dues paid on Mr. Andrews' behalf.

     No individual during 1997 for whom compensation information is disclosed in the above summary compensation table received any option or stock appreciation rights, exercised any option or stock appreciation rights, had outstanding as of December 31, 1997 any unexercised options or stock appreciation rights, or received any award under a long term incentive plan.

     The directors of the Bank receive no compensation for each meeting of the Board of Directors of the Bank attended. No director of the Bank was otherwise compensated during the Bank's last fiscal year for services as a director except as described herein.

     The Bank is not aware of any compensatory plan or arrangement with respect to any individual named in the summary compensation table for the latest fiscal year which will result from the resignation, retirement or other termination of such individual's employment with the Bank or from a change in control of the Bank or a change in the individual's responsibilities following a change in control.

                    DESCRIPTION OF THE BANK'S COMMON STOCK

The Bank's Common Stock
-----------------------

     Under the Bank's articles of incorporation, it is authorized to issue up to 1,500,000 shares of $6.00 par value common stock, of which 532,088 are issued and outstanding. All shares of common stock are entitled to share equally in dividends from funds legally available therefor, when, as, and if declared by the board of directors. Dividends paid may not exceed 50% of the net profits of the Bank after taxes for the previous fiscal year without prior approval of the Georgia Department of Banking and Finance. Upon liquidation or dissolution of the Bank, whether voluntary or involuntary, the shareholders of the Bank will be entitled to share equally in the assets of the Bank available for distribution to shareholders. Each holder of common stock is entitled to one vote for each share on all matters submitted to the shareholders. The shareholders of the Bank have pre-emptive rights, and there are no cumulative voting rights, redemption rights, sinking fund provisions, or rights of conversion in existence with respect to the Bank's common stock. All outstanding shares of the Bank's common stock are fully paid and non-assessable. Any merger or consolidation of the Bank must be approved by the affirmative vote of the holders of two-thirds of the issued and outstanding shares of common stock of the Bank.

Comparative Market Prices
-------------------------

     The common stock of the Bank is not traded in the over-the-counter market or on any stock exchange, nor is the Bank's common stock actively traded. There is thus no established trading market for the Bank's common stock. The Bank has maintained records of share prices based on actual transactions when such information has been disclosed by persons either purchasing or selling the Bank's common stock. These records reflect prices for transactions in the Bank's common stock to the best knowledge of management.

     The following table reflects the high and low trades of shares of the Bank for each quarterly period during the last two years based on such limited available information.

      YEAR                         HIGH SELLING        LOW SELLING
                                       PRICE              PRICE
1998
First Quarter                         $12.50             $10.00

Second Quarter                        $12.50             $10.00

1997
First Quarter                         $12.00             $10.00

Second Quarter                        $12.00             $10.00

Third Quarter                         $12.00             $10.00

Fourth Quarter                        $12.00             $10.00

1996
First Quarter                         $12.00             $10.00

Second Quarter                        $12.00             $10.00

Third Quarter                         $12.00             $10.00

Fourth Quarter                        $12.00             $10.00

As of December 31, 1997, the Bank had approximately 1,224 shareholders of record of the Bank's common stock.


  There is no present intention by management of Bancshares to list the shares of Bancshares on any national market or stock exchange.

Capitalization
--------------

          Set forth below is the capitalization of the Bank at June 30, 1998, and of Bancshares, as adjusted to reflect the consummation of the merger.

                                     CAPITOL CITY BANK   CAPITOL CITY BANCSHARES
PRIOR TO MERGER                      AND TRUST              (Consolidated)
Number of Shares
Authorized or to be
Authorized, Common Stock,
par value $6.00 for Bank
and for Holding Company                  1,500,000                5,000,000

Number of Shares
Outstanding: Common Stock                  532,088                       50/1/

Capital Accounts:

Common Stock                            $3,193,000               $   300.00

Capital Surplus                          2,128,000                      -0-

Undivided Profits                          411,000                      -0-

Unrealized Gains (Losses)
on Available-for-Sale
Securities                                  50,000                      -0-
                                        ----------               ----------

Total Stockholders' Equity              $5,782,000               $   300.00


AFTER MERGER

Number of Shares
Outstanding: Common Stock
par value $6.00 for Bank
and for Holding Company                    532,088                  532,088

Capital Accounts:

Common Stock                            $3,193,000               $3,193,000

Capital Surplus                          2,128,000                2,589,000

Undivided Profits Earnings                 411,000                      -0-

Unrealized Gains (Losses)
on Available-for-Sale
Securities                                  50,000                      -0-
                                        ----------               ----------
Total Stockholders' Equity              $5,782,000               $5,782,000


_________________________

     /1/ Represents fifty (50) shares issued to the incorporator of Bancshares for Six Dollars ($6.00) per share. At the Effective Date of the Merger, these shares will be repurchased and retired by Bancshares at the same purchase price.

                       DESCRIPTION OF BANCSHARES' STOCK

Common Stock
------------

     Bancshares is authorized by its articles of incorporation to issue 5,000,000 shares of $6.00 par value common stock. Assuming no shareholder of the Bank exercises his or her right of dissent, and no additional shares of the Bank are issued between April 14, 1998 and consummation of the Reorganization, there will be 532,088 shares of $6.00 par value common stock of Bancshares issued and outstanding, all of which will be held by the holders of the common stock of the Bank immediately prior to the Reorganization. All shares of common stock of Bancshares are entitled to share equally in dividends from funds legally available therefor, when, as and if declared by the Board of Directors and upon the liquidation or dissolution of Bancshares, whether voluntary or involuntary, to share equally in the assets of Bancshares available for distribution to shareholders.

     Shareholders of the Bank have pre-emptive rights which entitle them to acquire in proportion to their present share ownership any additional shares of common stock of the Bank which may in the future be sold or issued for cash by the Bank. The shareholders of Bancshares will not have such pre-emptive rights.

     Neither the articles of incorporation of Bancshares nor its bylaws includes any provision intended to or that would have the effect of delaying, deferring, preventing or making more difficult a change in control of Bancshares and that would operate only with respect to an extraordinary corporate transaction involving Bancshares or the Bank, such as a merger, reorganization, tender offer, sale or transfer of substantially all of its assets, or liquidation. There has been no classification of the Board of Directors, each member of which is elected annually at the annual meeting of shareholders. There are no redemption rights, sinking fund provisions, or rights of conversion in existence with respect to Bancshares common stock. The shares of Bancshares common stock do not have cumulative voting rights which means that the holders of more than 50% of the shares voting for the election of directors can elect all (100%) of the directors if they choose to do so, and in such event, the remaining minority owners of the voting shares for the election of directors will not be able to elect any person to the Board of Directors. All outstanding shares of Bancshares common stock are fully paid and non-assessable.

     There are no other classes of shares of Bancshares.

                                 LEGAL OPINION

     The legality of the shares of common stock of Bancshares to be issued in the Reorganization will be passed upon by Martin, Snow, Grant & Napier, special counsel to the Bank, 240 Third Street, P.O. Box 1606, Macon, Georgia 31202-1606. No attorney or employee of that firm owns any shares of the Bank's common stock or is to receive in connection with the offering a substantial direct or indirect interest in Bancshares or the Bank.

                                   DIVIDENDS

     Holders of common stock of the Bank are entitled to such dividends as may be declared from time to time by the Board of Directors out of funds legally available therefor. Dividends paid may not exceed 50% of net profits of the Bank after taxes for the previous fiscal year without prior approval of the Georgia Department of Banking and Finance. The Bank does not pay cumulative dividends on its common stock. The Bank has not paid any dividends on its common stock since inception.

     The Bank is also allowed to declare and pay dividends in authorized but unissued shares of its stock, provided there is transferred to capital stock an amount equal to the aggregate par value of the shares distributed and provided further that after payment of the dividend, the Bank continues to maintain required levels of paid-in capital and appropriated retained earnings. The Bank has not declared a stock dividend since inception.

     Bancshares has only recently been organized and has not transacted any financial business and therefore has not declared or paid any dividends. Under the Georgia Business Corporation Code, it may from time to time make distributions, including the payment of dividends, to its shareholders in money, indebtedness, or other property (except its own shares) unless, after giving effect to such distribution, the company would not be able to pay its debts as they become due in the usual course of business, or the corporation's total assets would be less than the sum of its total liabilities plus the amount that would be needed, if the corporation were to be dissolved at the time of distribution, to satisfy the preferential rights upon dissolution of shareholders whose preferential rights are superior to those receiving the distribution. A corporation may also distribute its shares pro rata and without consideration to its shareholders or to the shareholders of one or more classes or series, which constitutes a share dividend.

     The Board of Directors of both Bancshares and the Bank hope future operations of the Bank will result in a payment of dividends to shareholders. However, neither the Bank nor Bancshares can assure the future payment of dividends, either in cash or in stock, as the payment of such dividends will depend on the Bank's net earnings and capital ratio which are more fully discussed under "CERTAIN RISK FACTORS".

                        MATERIAL CONTRACTS BETWEEN THE
                              BANK AND BANCSHARES

     Bancshares, Interim and the Bank are party to a Plan of Reorganization and Agreement of Merger, a copy of which is attached as Appendix "A", and all directors of the Bank are directors of Bancshares. The officers and directors of the Bank also serve as officers and directors of Bancshares. Otherwise, there are no past, present or proposed material contracts, arrangements, understandings, relationships, negotiations or transactions between Bancshares and the Bank.

                                 OTHER MATTERS

     The management of the Bank knows of no other matters which may be brought before the meeting. However, if any matter other than the proposed Reorganization or matters incident thereto should properly come before the meeting, the persons named in the enclosed proxy will vote such proxy in accordance with their judgment on such matters.



                                        GEORGE G. ANDREWS
                                        President

Atlanta, Georgia
September _____, 1998

                                 APPENDIX "A"

                            PLAN OF REORGANIZATION
                                      AND
                              AGREEMENT OF MERGER

                            PLAN OF REORGANIZATION


     This Plan of Reorganization, hereinafter called the Plan, made and entered into this 14th day of April, 1998 by and among CAPITOL CITY BANCSHARES, INC., a Georgia corporation (hereinafter referred to as "Holding Company"), CAPITOL CITY BANK AND TRUST, Atlanta, Georgia, a bank organized under the laws of the state of Georgia (hereinafter referred to as the "Bank"); and CAPITOL CITY INTERIM, INC., a Georgia corporation (hereinafter referred to as "Interim").

                             W I T N E S S E T H:
                             -------------------

     WHEREAS, Holding Company owns all the outstanding common shares of Interim; and

     WHEREAS, the Board of Directors of Holding Company, the Bank and Interim have determined it is desirable to effect a Plan of Reorganization meeting the requirements of Sec. 368(a) of the Internal Revenue Code of 1954, as amended, whereby Interim shall be merged with and into the Bank pursuant to Section 14-2-1101, et seq. of the Georgia Business Corporation Code, Sec. 7-1-530, et seq. of
      -- ---                                                          -- ---
the Financial Institutions Code of Georgia, and the Agreement of Merger, a copy of which is attached hereto as Exhibit "A". All of the outstanding common shares of the Bank will be converted into and exchanged for Holding Company common shares, and all of the issued and outstanding common shares of Interim will be converted into common shares of the surviving corporation to the Merger.

     NOW, THEREFORE, in order to consummate the transaction set forth above and in consideration of the mutual promises herein made and the mutual benefits to be derived from this Plan, the Company, the Bank and Interim do represent, warrant and agree as follows:

     1.   Representations and Warranties of the Bank.  The Bank represents and
          ------------------------------------------
warrants as follows:

          (a) The Bank is a state bank duly organized, validly existing, and in good standing under the laws of the state of Georgia and has the power to own its properties and to carry on its business as and where now conducted.

          (b) The Bank has complete and unrestricted power to enter into and consummate the transaction contemplated under this Plan.

          (c) The aggregate number of shares that the Bank has issued and outstanding is 532,088 with $6.00 par value per share.

          (d) To the knowledge of the officers of the Bank, the Bank has filed with the Internal Revenue Service all tax returns required by law, all taxes due to the Internal Revenue Service or properly accruable have been paid or adequately taken into account in determining the consolidated net worth of the Bank, and neither the execution and delivery of nor compliance with the terms and provisions of this Plan on the part of the Bank conflicts with or results in a breach of any of the terms of any judgment or ruling of any court or governmental authority or breaches any contract entered into by the Bank.

          (e) The execution of this Plan has been duly authorized and approved by the Board of Directors of the Bank.

          (f) No representation or warranty by the Bank in this Plan, nor any written statement, certificate or document furnished or to be furnished by or on behalf of the Bank pursuant to this Plan knowingly contains or shall knowingly contain any untrue statement of a material fact or knowingly omits or shall omit a material fact necessary to make any statement contained herein not misleading.

     2.   Representations and Warranties of Holding Company and Interim.
          -------------------------------------------------------------
Holding Company and Interim represent and warrant as follows:

          (a) Holding Company and Interim are corporations duly organized, validly existing, and in good standing under the laws of the state of Georgia.

          (b) The aggregate number of shares that Interim is authorized to issue is 532,088 common shares with no par value per share, of which 532,088 shares are validly issued and outstanding, fully paid and nonassessable and owned by Holding Company.

          (c) Holding Company has been organized with George G. Andrews as the initial shareholder owning 50 common shares with a par value of $6.00 for a total capitalization of $300.00. The Shareholder Agreement, copy of which is attached hereto as Exhibit "B", executed by the initial shareholder upon organization of Holding Company restricts the transferability of the shares and requires him to redeem his shares immediately following the effective date of the Merger and reorganization for the par value of the stock. Interim has been organized with capitalization of $300.00 which is held in the corporation as cash. Immediately following the effective date of the Merger, the surviving corporation, the Bank, will pay a special dividend in the amount of $300.00 payable to its then sole stockholder, Capitol City Bancshares, Inc. This $300.00 will be used to redeem the shares of the initial shareholder of Holding Company pursuant to the Shareholder Agreement. Following this redemption, the only shares of the common stock of Holding Company issued and outstanding will be the shares exchanged for the original shares of the Bank.

          (d) Holding Company's common shares to be delivered pursuant to this Plan and the Agreement of Merger will be voting shares and, when so delivered, will have been duly and validly authorized and issued by Holding Company, will be fully paid and nonassessable, and will be registered pursuant to the Securities Act of 1933.

          (e) To the knowledge of the officers of Holding Company and Interim, neither the execution and delivery of this Plan, nor compliance with the terms and conditions of this Plan, on the part of Holding Company or Interim breaches any laws or regulations of the state of Georgia or the United States; breaches any of the terms or conditions of any judgment or ruling of any court or governmental authority; or constitutes a breach or default under the terms of any contract to which Holding Company or Interim is a party.

          (f) The execution of this Plan has been duly authorized by the Board of Directors of Holding Company and Interim.

          (g) No representation or warranty by Holding Company or Interim in this Plan nor any statement, certificate, or document furnished or to be furnished by or on behalf of Holding Company or Interim pursuant to this Plan knowingly contains or shall knowingly contain any untrue statement of a material fact or knowingly omits or shall omit a material fact necessary to make any statement contained herein not misleading.

     3.   Particular Covenants of the Parties.
          -----------------------------------

          (a) Interim shall call a special meeting of its shareholders as soon as practicable after the execution of this Plan, for the purpose of approving this Plan and Agreement of Merger.

          (b) The Bank shall call a special meeting of its shareholders for the purpose of authorizing, approving and adopting this Plan of Reorganization and the Agreement of Merger as soon as practicable after the execution of this Plan and Agreement of Merger.

          (c) In the event the Bank should issue any additional shares of its $6.00 par value common stock subsequent to the execution of this Plan of Reorganization and the related Agreement of Merger and prior to the effective date of the merger, Interim shall issue to Holding Company an additional share of its common stock for each such share of common stock of the Bank subsequently issued, and Holding Company agrees to furnish, in connection with the proposed merger, additional shares of its $6.00 par value common stock necessary to convert each such new Bank share into one (1) share of Holding Company common stock.

     4.   Tax Consequences.  The parties anticipate the transaction will be a
          ----------------
tax free reorganization and the reorganization will not be consummated until an opinion has been received from the special counsel of the Bank, Messrs. Martin, Snow, Grant & Napier, to the effect that:

          (a) The exchange of all the outstanding shares of the Bank for shares of Holding Company and the conversion of Interim shares into the Bank shares pursuant to the transaction contemplated by this Plan and the Agreement of Merger will qualify as a reorganization within the meaning of Section 368(a)(1)(A) and 368(a)(2)(E) of the Internal Revenue Code.

          (b) No gain or loss will be recognized by Holding Company, Interim or the Bank, or their respective shareholders as a result of the transactions contemplated under this Plan.

          (c) The tax basis of the common stock of Holding Company received by the shareholders of the Bank pursuant to the Plan of Reorganization and Agreement of Merger will be the same as the tax basis of the shares of common stock of the Bank exchanged therefor.

          (d) The holding period of the shares of common stock of the Company received by the shareholders of the Bank will include the holding period of the shares of common stock of the Bank exchanged therefor; provided the stock of the Bank is held as a capital asset on the date this Plan and Agreement of Merger is consummated.

          (e) For the purpose of filing a consolidated tax return, Holding Company will be treated as the new parent corporation of a continuing affiliated group having the same taxable year as the full taxable year of the Bank.

     5.   Terms of Merger.
          ---------------

          (a) The Merger of Interim into the Bank shall be in accordance with the Agreement of Merger attached hereto as Exhibit "A".

          (b) Immediately prior to the effective date of the Merger, Holding Company will issue 532,088 shares of its common stock or such other number as may be required for the exchange and conversion herein provided to Interim as a contribution to capital, and the shareholders of the Bank shall thereafter be entitled to receive upon the effective date of the Merger 532,088 shares or such other number as may be required for the exchange and conversion hereinafter provided. In return, Interim shall simultaneously deliver to Holding Company, (1) a written representation and warranty by Interim that the Plan of Reorganization and Agreement of Merger has been duly approved and adopted by the shareholders of the Bank and Interim, and that all conditions precedent to the Merger of Interim into the Bank in accordance with the Agreement of Merger have been fully satisfied, except for the filing of the Agreement of Merger with the Secretary of State of Georgia, and that the Agreement of Merger has not been and will not be terminated or abandoned, and
(2) a joint written undertaking by Interim and the Bank to file the Agreement of Merger and Articles of Merger forthwith with the Secretary of State of Georgia.

          (c) The 532,088 shares of Holding Company contemplated to be delivered to Interim for distribution to the shareholders of the Bank, shall be reduced by the number of shares whose holders elect to dissent from the Merger and demand payment for fair value of their shares in accordance with Article 13 of the Georgia Business Corporation Code, and shall be increased by the number of shares issued by the Bank subsequent to execution of this agreement but prior to the merger.

          (d) The 50 Holding Company common shares outstanding on the date hereof, shall, as soon as possible after the effective date of the Merger, be surrendered and retired, and the certificates representing such shares shall be canceled pursuant to the Shareholder Agreement, a copy of which is attached hereto as Exhibit "B".

     6.   Effective Date.  Interim and the Bank will effect the Merger provided
          --------------
for in the Agreement of Merger by executing and filing Articles of Merger with the Department of Banking and Finance in the manner provided for by the laws of the state of Georgia. The effective date for the purpose of this Plan of Reorganization shall be the date a Certificate of Merger is issued by the Secretary of State of Georgia.

     7.   Termination and Abandonment.  Anything to the contrary herein
          ---------------------------
notwithstanding, this Plan of Reorganization and Agreement of Merger may be terminated and the transaction provided for thereby may be abandoned at any time before and after approval thereof by the stockholders of the parties, but not later than the effective date, by the vote of the majority of any of the Boards of Directors of Holding Company, Interim and the Bank.

     IN WITNESS WHEREOF, the parties have hereunto set their hand and affixed their seal by and through their duly authorized corporate officers the day and year first above written.

                                 CAPITOL CITY BANCSHARES, INC.

                              BY: /s/ George G. Andrews
                                 President
                           ATTEST: /s/ Kaneta R. Lott
                                 Secretary


                                 CAPITOL CITY INTERIM, INC.

                              BY: /s/ George G. Andrews
                                 President
                            ATTEST: /s/ Kaneta R. Lott
                                 Secretary

                                 CAPITOL CITY BANK AND TRUST

                              BY: /s/ George G. Andrews
                                 President

                            ATTEST: /s/ Kaneta R. Lott
                                 Secretary

                                  EXHIBIT "A"
                                  -----------

                              AGREEMENT OF MERGER


     This Agreement of Merger entered into this 14th day of April, 1998, hereinafter called "The Agreement", pursuant to (S)14-2-1101, et seq. of the
                                                              -- ---
Georgia Business Corporation Code and (S)7-1-530, et seq. of the Financial
                                                  -- ---
Institutions Code of Georgia, by and between Capitol City Bank and Trust, Atlanta, Georgia, a banking corporation organized under the laws of the State of Georgia (hereinafter referred to as the "Bank"); and Capitol City Interim, Inc., a corporation duly organized and existing under the laws of the state of Georgia (hereinafter referred to as "Interim"), such corporations being hereinafter referred to jointly as the "Constituent Companies".

                             W I T N E S S E T H:
                             -------------------

     WHEREAS, the aggregate number of shares of common stock with $6.00 par value per share of Bank outstanding is 532,088shares; and

     WHEREAS, the aggregate number of shares Interim is authorized to issue is 532,088 common shares with no par value, of which 532,088 shares are outstanding to Capitol City Bankshares, Inc., a Georgia corporation (hereinafter referred to as "Bancshares"); and

     WHEREAS, the Board of Directors of the Bank and Interim deem it advisable for the general welfare of both corporations and the shareholders of each thereof that such corporations merge under and pursuant to the provisions of
(S)14-2-1101, et seq. of the Georgia Business Corporation Code and (S)7-1-463,
              -- ---
et seq. of the Financial Institutions
-- ---

Code of Georgia, and the board of directors of each of such corporations has, by resolution duly adopted and approved this Agreement; and

     WHEREAS, the board of directors of the Bank has directed that this Agreement be submitted to a vote of its shareholders at a specially called meeting to be held at such time as designated by the board of directors, and the board of directors of Interim has recommended the merger to shareholders and directed that this Agreement be submitted to a vote of Interim shareholders at a special meeting of such shareholders to be held at such time as directed by the board of directors of Interim, for the purpose of approving this Agreement.

     NOW, THEREFORE, in consideration of the premises and the mutual agreements contained herein, the parties hereto agree, that in accordance with the provisions of the Financial Institutions Code of Georgia and the Georgia Business Corporation Code, Interim shall be merged into the Bank, which shall be the surviving corporation (hereinafter referred to as the "Surviving Company"), and that the terms and conditions of such Merger, the mode of carrying it into effect, the manner of converting and exchanging the shares of the Constituent Companies into shares of the surviving company or shares of Bancshares, and other details and provisions deemed necessary or proper are and shall be as herein set forth.

     1.   Merger.  Upon the merger becoming effective in accordance with the
          ------
laws of the State of Georgia;

          (a) Interim shall be merged into the Bank, which shall be the surviving corporation and its name shall continue to be "Capitol City Bank and Trust." The

Constituent Companies shall be a single corporation and the separate existence of Interim shall cease, except to the extent provided by the laws of the State of Georgia.

          (b) On the effective date of the merger, for all purposes of the laws of the State of Georgia, the separate existence of Interim shall cease and Interim shall be merged into the Bank which shall possess all the rights, privileges, powers, and franchises both of a public and a private nature, and shall be subject to all the restrictions, disabilities, and duties of each of the Constituent Companies so merged; and all the rights, privileges, powers and franchises of each of the Constituent Companies, in all property, real and personal, and mixed, and all debts due to any of such Constituent Companies on whatever account, as well for share subscriptions as for all other things and actions or belonging to each of such Constituent Companies, shall be vested in the surviving company; and all property, rights, privileges, powers and franchises and all and every other interest shall be thereafter as effectually the property of the surviving company as they were of the respective Constituent Companies, and the title to any real estate vested by deed or otherwise, under the laws of this state and any of such Constituent Companies, shall not revert or be in any way impaired by reason of the merger, but all rights of creditors and all liens upon any property of any of such Constituent Companies shall be preserved unimpaired, and all debts, liabilities, and duties of the respective Constituent Companies shall thenceforth attach to such surviving company, and may be enforced against it to the same extent as if such debts, liabilities, and duties had been incurred or contracted by it.

          (c) The articles of incorporation, capital structure and bylaws of the Bank in existence on the effective date of the merger shall not be altered or amended by the merger and shall continue in effect as that of the Bank as the surviving company.

          (d) The directors and officers of the Bank immediately prior to the merger becoming effective shall be and constitute the directors and officers of the surviving company. If on the effective date of the merger a vacancy shall exist on the board of directors of in any of the offices of the surviving company, such vacancy may thereafter be filled in the manner provided by the articles of incorporation and the bylaws of the surviving company and the laws of the state of Georgia.

     2.   Articles of Incorporation and Certificate of Incorporation. The
          ----------------------------------------------------------
articles of incorporation and certificate of incorporation of the surviving company shall be the articles of incorporation and certificate of incorporation of the Bank as in effect on the effective date of the merger and shall constitute the composite articles of incorporation and certificate of incorporation of the surviving company.

     3.   Conversion of Shares.  The manner of converting and exchanging the
          --------------------
shares of the Constituent Companies into the shares of the surviving company or of Bancshares, as the case may be, shall be as follows:

          (a) Each of the 532,088 shares with no par value of Interim to be issued and outstanding on the effective date of the merger and owned by Bancshares, or such greater number as may be issued to correspond with any additional shares of Bank stock issued subsequent to the execution of this agreement and prior to the merger shall, by virtue of the merger and without any action on the part of the holder thereof, be converted, upon the merger becoming effective, into one common share of the surviving company. Immediately after the merger, Bancshares shall own all of the 532,088 shares of $6.00 par value stock of the surviving company, the Bank, or such greater number of shares as may then be issued and outstanding.

          (b) In consideration for the merger of Interim with and into the Bank, each share of the 532,088shares of Capitol City Bank and Trust $6.00 par value common stock or such greater amount as may be issued and outstanding on the effective date shall as of the effective date, by virtue of the merger and without any action on the part of the holders thereof, be converted into and exchanged for one (1) share of Bancshares's $6.00 par value Common Stock, resulting in the receipt in the aggregate of not more than 532,088shares of Bancshares Common Stock by the shareholders of the Bank or such greater number as may be required to implement the terms of the merger. As soon as practicable after the effective date of the merger, each holder as of the effective date of any of the shares of the Bank's common stock owned by him or her shall be entitled, upon presentation and surrender to Bancshares of the certificates representing such shares, to receive in exchange therefore a stock certificate to evidence the whole or fractional shares of Bancshares common stock to which he or she is entitled to by virtue of the merger. Until so surrendered, each outstanding certificate which prior to the merger date represented stock of the Bank shall be deemed for all corporate purposes to evidence the holder's entitlement to certificates evidencing his or her ownership in Bancshares, and shall not evidence any shares of stock of the Bank, all of which shall, upon the effective date of the merger, be owned by Bancshares. Unless and until each such certificate owned by holders of common stock of the Bank immediately prior to the effective date of the merger is surrendered, the holder of any such certificate shall not have any right to receive any cash or stock dividends paid with respect to the shares of Bancshares to which the holder is entitled to as a result of the merger, but upon surrender of such certificates, Bancshares shall issue to the holder stock certificates evidencing the holder's ownership of shares of company stock to which he or she is entitled under the terms of the merger.

     4.   Further Instruments.  If at any time the surviving company shall
          -------------------
consider or be advised that any further assignment or assurance in law is necessary or desirable to vest in surviving company the title to any property or rights of Interim, the proper officers and directors of Interim shall, and will, execute and make all such proper assignments and assurances in law and do all things necessary or proper to vest such property or rights in the surviving company, and otherwise to carry out the purposes of this agreement.

     5.   Shareholder Approval.  Adoption of this Agreement by each party
          --------------------
thereto shall require the affirmative vote of at least:

          (a) The majority vote of the directors of each corporation which is a party hereto; and

          (b) The holders of at least two-thirds of the outstanding voting shares of each corporate party's common stock entitled to vote at any special meeting called by such corporation for purposes of approving the plan of reorganization and this agreement of merger. The notices to shareholders of the meeting shall include a copy or summary of this agreement and a full statement of the rights and remedies of dissenting shareholders, the method of exercising them, the limitations on such rights and remedies and all other information required by law.

          (c) Any modification of this agreement after it has been adopted shall be made by the same vote as that required for adoption.

     6.   Dissenting Shareholders of the Bank or Interim.   Any shareholder of
          -----------------------------------------------
the Bank or Interim may object to the merger and demand payment to him or her of the fair value of his or her shares of the Bank or Interim. Any holder of record intending to exercise his right to dissent shall file with the respective corporation, before the meeting of shareholders at which the proposed plan of merger is submitted to a vote, or at such meeting but before the vote, a written notice of his or her intent to demand payment for his or her shares if the proposed merger is effectuated. The shareholder must also refrain from voting in favor of the proposed merger.

          No later than ten days after the proposed merger is effectuated, the Bank will deliver to each shareholder who shall have perfected his or her rights as a dissenter written notice advising of the approval of the proposed merger and enclosing a copy of Article 13 of the Georgia Business Corporation Code.
The notice will further advise the dissenting shareholder where the demand for payment must be sent and where and when certificates must be deposited, inform holders to what extent transfer of the shares will be restricted after the payment demand is received, and will set a date by which the corporation must receive the payment demand, which date may not be fewer than thirty (30) nor more than sixty (60) days after the date the notice to the shareholder is delivered. Within the time provided by such notice, the dissenting shareholder must demand payment and deposit his certificates with the Bank in accordance with the terms of the notice.

          If all of the preceding conditions are fully satisfied, the Bank will be required within ten (10) days of the later of the date the proposed merger is effectuated or receipt of a payment demand to offer to pay each dissenter who has complied with all of the conditions set forth the amount the Bank estimates to be the fair value of his or her shares, plus accrued interest. The offer of payment will be accompanied by certain recent financial statements of the Bank and will advise the dissenter of his or her right to demand payment under O.C.G.A. (S)14-2-1327, and will include a copy of Article 13 of the Georgia Business Corporation Code. If the merger is not completed within sixty
(60) days after the date set for demanding payment and depositing share certificates, the deposited certificates must be returned, and if the proposed merger is later effectuated, the applicable corporation must send a new notice to those shareholders who perfected their dissenter's rights under O.C.G.A.
(S)14-2-1322.

          Any dissenting shareholder who is dissatisfied with the Bank's offer of payment may demand payment of his or her estimate of the fair value of his or her shares, together with interest due, if the shareholder believes the amount offered by the corporation is less than the fair value of his or her shares or that the interest due is incorrectly calculated, or if the corporation, having failed to effectuate the proposed merger, does not return the deposited certificates within sixty (60) days after the date set for demanding payment. Any shareholder who fails to notify the corporation of his demand in writing within thirty (30) days after the Bank made or offered payment for his or her shares will not be entitled to receive payment for his or her estimated value of the shares.

          If the shareholder's demand for payment remains unsettled, the corporation will commence legal proceedings within sixty (60) days after receiving the payment demand in the Superior Court of Fulton County to determine the fair value of the shares and accrued interest. If it fails to take that action, it must pay to each dissenter whose demand remains unsettled the amount demanded. All dissenters whose demand remains unsettled will be made parties to the proceedings.

          The provisions of Article 13 of the Georgia Business Corporation Code shall prevail to the extent of any inconsistency between the provisions of this agreement of merger and the provisions of the Georgia Business Corporation Code.

     7.   Payments to Dissenters.  With respect to payments to the holders of
          ----------------------
any shares which may be voted in dissent to this agreement of merger and related plan of reorganization, Bancshares may, at its election, provide the Bank with the monetary consideration in an amount sufficient to redeem any and all dissenting shares, or any portion thereof.

     8.   Conditions Precedent to the Merger.  This merger is subject to, and
          ----------------------------------
consummation of the merger herein provided for, is conditioned upon receiving all consents and approvals required by law, including but not limited to the following:

          (a) Approval by the Georgia Department of Banking as required by the Georgia Financial Institution Code.

          (b) Approval by the Federal Deposit Insurance Corporation as required by the Federal Deposit Insurance Act.

          (c) Registration by the Company as a bank holding company with the Georgia Department of Banking and Finance.

          (d) Prior approval of the Federal Reserve Board for Bancshares to become a holding company pursuant to the Bank Holding Company Act of 1956, as amended.

          (e) The securities issued by the Company in exchange for the common stock of the Bank are in compliance with Federal Securities Law.

          (f) Receipt by the Bank from Messrs. Martin, Snow, Grant & Napier, its special counsel, that the transaction will be a tax free reorganization pursuant to (S)368 of the Internal Revenue Code of 1986 and that no gain or loss will be recognized for federal income tax purposes by the Bank, Bancshares or the shareholders of the Bank who receive stock of Bancshares in connection with the merger provided for herein.

          (g) Compliance by Bancshares with the Blue Sky Laws of the various states wherein the shareholders of the Bank reside on the effective date of the merger.

     9.   Abandonment of Merger Plan.  This plan of reorganization and agreement
          --------------------------
of merger may be terminated and abandoned before it becomes effective by a resolution passed by a majority of the board of directors of any of the parties to this agreement. In the event of termination and abandonment of this agreement of merger by the board of directors of any of the parties, this agreement of merger shall become wholly void and of no effect and there shall be no liability on the part of either of the parties, their respective boards of directors, officers, employees or shareholders.

     10.  Expenses of the Merger.  All of the expenses of the merger, including
          ----------------------
filing fees, printing costs, mailing costs, accountant's fees and legal fees shall be borne by Bancshares. In the event the merger is abandoned for any reason, the expenses shall be paid by Bancshares.

     11.  Effective Date.  This merger agreement shall become effective at the
          --------------
close of business on the day on which a certificate of merger is issued by the Secretary of State of Georgia.

     IN WITNESS WHEREOF, the parties have hereunto set their hands and affixed their seals by and through their duly authorized corporate officers the day and year first above written.

                              CAPITOL CITY INTERIM, INC.


                              BY:   /s/ George G. Andrews
                                   President

                              ATTEST:   /s/ Kaneta R. Lott
                                      Secretary

(Affix Corporate Seal)


                              CAPITOL CITY BANK AND TRUST


                              BY:   /s/ George G. Andrews
                                   President

                              ATTEST:   /s/ Kaneta R. Lott
                                      Secretary

(Affix Corporate Seal)

                                  EXHIBIT "B"
                                  -----------

                             SHAREHOLDER AGREEMENT

     THIS AGREEMENT entered into this 14th day of April, 1998, by and between George Andrews, (hereinafter referred to as "Shareholder") and Capitol City Bancshares, Inc., a Georgia corporation (hereinafter referred to as "Bancshares").

                             W I T N E S S E T H:
                             -------------------

     WHEREAS, on April 14, 1998 the Board of Directors of Capitol City Bank and Trust, Atlanta, Georgia, a state bank organized under the laws of the State of Georgia (hereinafter referred to as the "Bank"), adopted a Plan of Reorganization and Agreement of Merger and Bancshares was organized for the purpose of being a party to said merger; and

     WHEREAS, the Shareholder is presently the holder of all of the issued and outstanding shares of Bancshares, but Bancshares contemplates that additional shares will be outstanding to the public after consummation of the Plan of Reorganization and Merger herein referred to; and

     WHEREAS, in the event the Plan of Reorganization and Merger is concluded, the Shareholder believes it to be in the best interest of Bancshares to provide for restrictions on the transferability and require compulsory redemption of the initial fifty (50) shares issued to Shareholder in the organization of Bancshares.

     NOW, THEREFORE, in consideration of Bancshares issuing to the Shareholder 50 shares of its Common Stock and in consideration of the mutual promises contained herein, the parties agree as follows:

     1. Bancshares has issued to Shareholder fifty (50) of its Common Shares at a price of $6.00 per share.

     2. The Shareholder agrees that the fifty (50) initial shares issued to him shall not be sold, assigned, transferred, pledged, encumbered, or in any other way disposed of; and any sale, assignment, transfer, pledge, encumbrance, or other disposition whatsoever of the initial shares shall be void; and no transfer of any right, title or interest therein, shall be valid or binding, except in compliance with the terms, covenants and conditions of this agreement.

     3. After consummation of the Plan of Reorganization and Merger by and among Bancshares, Capitol City Interim, Inc. ("Interim") and the Bank, the Shareholder agrees to surrender upon demand by Bancshares the initial fifty (50) shares of Bancshares to Bancshares for redemption, at a price of $6.00 per share, the same price for which they were issued. Bancshares agrees to redeem the initial fifty (50) shares at a price of $6.00 per share after consummation of the Reorganization and Merger. Upon redemption, the initial fifty (50) shares shall be canceled.

     4. In the event the Plan of Reorganization and Agreement of Merger by and among Bancshares, Interim, and the Bank is not consummated, the Shareholder agrees Bancshares shall be liquidated and dissolved pursuant to the laws of the State of Georgia.

     5. The Shareholder agrees to vote his shares in favor of the Plan of Reorganization and Agreement of Merger by and between Bancshares, Interim and the Bank, and to vote his shares in whatever manner is required and to take whatever action is necessary to conclude the Plan of Reorganization and Merger.

     6. Upon written notice given by regular mail to the Shareholder at his last known address by Bancshares of its intent to redeem the shares subject to the terms of this Agreement, the shares subject hereto shall automatically be canceled and the Shareholder shall have no further rights as Shareholder by and through the shares subject to the terms of this Agreement. Upon presentation of the stock certificates to Bancshares, the redemption price shall be paid in cash to the Shareholder.

     7. The certificate issued to the Shareholder as the initial shares of Bancshares, in addition to any legend required thereon, shall be endorsed on the face as follows:

     "The shares represented by this certificate are subject to an agreement, dated April 14, 1998, which restricts the transferability of the shares and requires redemption of the shares at a fixed price. A copy of said agreement is on file at the office of the corporation."

     8. Bancshares is authorized to enter into this agreement by virtue of a resolution adopted by the board of directors at its organizational meeting and the Shareholder consents by execution of this Agreement.

     9. This Agreement shall be binding upon and shall operate for the benefit of the Shareholder and his respective executors, administrators, successors and assigns.

                                  /s/ George G. Andrews
                              GEORGE ANDREWS (Shareholder)


                              CAPITOL CITY BANCSHARES, INC. (Seal)


                              BY:   /s/ George G. Andrews
                                   President


                              ATTEST:    /s/ Kaneta R. Lott
                                       Secretary

                                 APPENDIX "B"

                       GEORGIA BUSINESS CORPORATION CODE
                        ARTICLE 13 - DISSENTERS' RIGHTS

                                  APPENDIX B

                    TITLE 14, CHAPTER 2, ARTICLE 13 OF THE

                       GEORGIA BUSINESS CORPORATION CODE

                 RELATING TO RIGHTS OF DISSENTING SHAREHOLDERS

PART 1.  RIGHT TO DISSENT AND OBTAIN PAYMENT FOR SHARES

(S)  14-2-1301.  DEFINITIONS.

     As used in this article, the term:

     a. "Beneficial shareholder" means the person who is a beneficial owner of shares held in a voting trust or by a nominee as the record shareholder.

     b. "Corporate Action" means the transaction or other action by the corporation that creates dissenters' rights under the Code Section 14-2-1302.

     c. "Corporation" means the issuer of shares held by a dissenter before the corporate action, or the surviving or acquiring corporation by merger or share exchange of that issuer.

     d. "Dissenter" means a shareholder who is entitled to dissent from corporate action under Code Section 14-2-1302 and who exercises that right when and in the manner required by Code Sections 14-2-1320 through 14-2-1327.

     e. "Fair value," with respect to a dissenter's shares, means the value of the shares immediately before the effectuation of the corporate action to which the dissenter objects, excluding any appreciation or depreciation in anticipation of the corporate action.

     f. "Interest" means interest from the effective date of the corporate action until the date of payment, at a rate that is fair and equitable under all the circumstances.

     g. "Record shareholder" means the person in whose name shares are registered in the records of a corporation or the beneficial owner of shares to the extent of the rights granted by a nominee certificate on file with a corporation.

     h. "Shareholder" means the record shareholder or the beneficial shareholder.

(S) 14-2-1302.  RIGHT TO DISSENT.

     a. A record shareholder of the corporation is entitled to dissent from, and obtain payment of the fair value of his shares in the event of, any of the following corporate actions:

        (1) Consummation of a plan of merger to which the corporation is a party:

               (A) If approval of the shareholders of the corporation is required for the merger by Code Section 14-2-1103 or the articles of incorporation and the shareholder is entitled to vote on the merger; or

               (B) If the corporation is a subsidiary that is merged with its parent under Code Section 14-2-1104;

        (2) Consummation of a plan of share exchange to which the corporation is a party as the corporation whose shares will be acquired, if the shareholder is entitled to vote on the plan;

        (3) Consummation of a sale or exchange of all or substantially all of the property of the corporation if a shareholder vote is required on the sale or exchange pursuant to Code Section 14-2-1202, but not including a sale pursuant to court order or a sale for cash pursuant to a plan by which all or substantially all of the net proceeds of the sale will be distributed to the shareholders within one year after the date of sale;

        (4) An amendment of the articles of incorporation that materially and adversely affects rights in respect of a dissenter's shares because it:

               (A)  Alters or abolishes a preferential right of the shares;

               (B) Creates, alters, or abolishes a right in respect of redemption, including a provision respecting a sinking fund for the redemption or repurchase, of the shares;

               (C) Alters or abolishes a preemptive right of the holder of the shares to acquire shares or other securities;

               (D) Excludes or limits the right of the shares to vote on any matter, or to cumulate votes, other than a limitation by dilution through issuance of shares or other securities with similar voting rights;

               (E) Reduces the number of shares owned by the shareholder to a fraction of a share if the fractional share so created is to be acquired for cash under Code Section 14-2-604; or

                    (F) Cancels, redeems, or repurchases all or part of the shares of the class; or

               (5) Any corporate action taken pursuant to a shareholder vote to the extent that Article 9 of this chapter, the articles of incorporation, bylaws, or a resolution of the board of directors provides that voting or nonvoting shareholders are entitled to dissent and obtain payment for their shares.

          (b) A shareholder entitled to dissent and obtain payment for his shares under this article may not challenge the corporate action creating his entitlement unless the corporate action fails to comply with the procedural requirements of this chapter or the articles of incorporation or bylaws of the corporation or the vote required to obtain approval of the corporation action was obtained by fraudulent and deceptive means, regardless of whether the shareholder has exercised dissenter's rights.

          (c) Notwithstanding any other provision of this article, there shall be no right of dissent in favor of the holder of shares of any class or series which, at the record date fixed to determine the shareholders entitled to receive notice of and to vote at a meeting at which a plan of merger or share exchange or a sale or exchange of property or an amendment of the articles of incorporation is to be acted on, were either listed on a national securities exchange or held of record by more than 2,000 shareholders, unless:

               (1) In the case of a plan of merger or share exchange, the holders of shares of the class or series are required under the plan of merger or share exchange to accept for their shares anything except shares of the surviving corporation or another publicly held corporation which at the effective date of the merger or share exchange are either listed on a national securities exchange or held of record by more than 2,000 shareholders, except for scrip or cash payments in lieu of fractional shares; or

               (2) The articles of incorporation or a resolution of the board of directors approving the transaction provides otherwise.

(S) 14-2-1303.  DISSENT BY NOMINEES AND BENEFICIAL OWNERS.

     A record shareholder may assert dissenters' rights as to fewer than all the shares registered in his name only if he dissents with respect to all shares beneficially owned by any one beneficial shareholder and notifies the corporation in writing of the name and address of each person on whose behalf he asserts dissenters' rights. The rights of a partial dissenter under this Code section are determined as if the shares as to which he dissents and his other shares were registered in the names of different shareholders.

PART 2.  PROCEDURE FOR EXERCISE OF DISSENTERS' RIGHTS

(S) 14-2-1320.  NOTICE OF DISSENTERS' RIGHTS.

     (a)  If proposed corporate action creating dissenters' rights under Code
          Section 14-2-1302 is submitted to a vote at a shareholders' meeting, the meeting notice must state that shareholders are or may be entitled to assert dissenters' rights under this article and be accompanied by a copy of this article.

     (b) If corporate action creating dissenter's rights under Code Section 14-2-1302 is taken without a vote of shareholders, the corporation shall notify in writing all shareholders entitled to assert dissenters' rights that the action was taken and send them the dissenter's notice described in Code Section 14-2-1322 no later than ten days after the corporate action was taken.

(S) 14-2-1321.  NOTICE OF INTENT TO DEMAND PAYMENT.

     (a)  If proposed corporate action creating dissenters' rights under Code
          Section 14-2-1302 is submitted to a vote at a shareholders' meeting, a record shareholder who wishes to assert dissenters' rights:

          (1) must deliver to the corporation before the vote is taken written notice of his intent to demand payment for his shares if the proposed action is effectuated; and

          (2)  must not vote his shares in favor of the proposed action.

     (b) A record shareholder who does not satisfy the requirements of subsection (a) of this Code section is not entitled to payment for his shares under this article.

(S) 14-2-1322.  DISSENTERS' NOTICE.

     (a)  If proposed corporate action created dissenters' rights under Code
          Section 14-2-1302 is authorized at a shareholders' meeting, the corporation shall deliver a written dissenters' notice to all shareholders who satisfied the requirements of Code Section 14-2-1321.

     (b) The dissenters' notice must be sent no later than ten days after the corporate action was taken and must;

          (1) State where the payment demand must be sent and where and when certificates for certificated shares must be deposited;

               (2) Inform holders of uncertificated shares to what extent transfer of the shares will be restricted after the payment demand is received;

               (3) Set a date by which the corporation must receive the payment demand, which date may not be fewer than 30 nor more than 60 days after the date the notice required in subsection (a) of this Code section is delivered; and

               (4)  Be accompanied by a copy of this article.

(S) 14-2-1323.  DUTY TO DEMAND PAYMENT.

     (a)  A record shareholder sent a dissenters' notice described in Code
          Section 14-2-1322 must demand payment and deposit his certificates in accordance with the terms of the notice.

     (b) A record shareholder who demands payment and deposits his shares under subsection (a) of this Code section retains all other rights of a shareholder until these rights are canceled or modified by the taking of the proposed corporate action.

     (c) A record shareholder who does not demand payment or deposit his share certificates where required, each by the date set in the dissenters' notice, is not entitled to payment for his shares under this article.

(S) 14-2-1324.  SHARE RESTRICTIONS.

     (a) The corporation may restrict the transfer of uncertificated shares from the date the demand for their payment is received until the proposed corporate action is taken or the restrictions released under Code Section 14-2-1326.

     (b) The person for whom dissenters' rights are asserted as to uncertificated shares retains all other rights of a shareholder until these rights are canceled or modified by the taking of the proposed corporate action.

(S) 14-2-1325.  OFFER OF PAYMENT.

     (a) Except as provided in Code Section 14-2-1327, within ten days of the later of the date the proposed corporate action is taken or receipt of a payment demand, the corporation shall by notice to each dissenter who complied with Code Section 14-2-1323 offer to pay to such dissenter the amount the corporation estimates to be the fair value of his or her shares, plus accrued interest.

     (b)  The offer of payment must be accompanied by:

               (1) The corporation's balance sheet as of the end of a fiscal year ending not more than 16 months before the date of payment, an income statement for that year, a statement of changes in shareholders' equity for that year, and the latest available interim financial statements, if any;

               (2) A statement of the corporation's estimate of the fair value of the shares;

               (3)  An explanation of how the interest was calculated;

               (4) A statement of the dissenter's right to demand payment under Code Section 14-2-1327; and

               (5)  A copy of this article.

          (c) If the shareholder accepts the corporation's offer by written notice to the corporation within 30 days after the corporation's offer or is deemed to have accepted such offer by failure to respond within said 30 days, payment for his or her shares shall be made within 60 days after the making of the offer or the taking of the proposed corporate action, whichever is later.

(S) 14-2-1326.  FAILURE TO TAKE ACTION.

          (a) If the corporation does not take the proposed action within 60 days after the date set for demanding payment and depositing share certificates, the corporation shall return the deposited certificates and release the transfer restrictions imposed on uncertified shares.

          (b) If, after returning deposited certificates and releasing transfer restrictions, the corporation takes the proposed action, it must send a new dissenters' notice under Code Section 14-2-1322 and repeat the payment demand procedure.

(S) 14-2-1327.  PROCEDURE IF SHAREHOLDER DISSATISFIED WITH PAYMENT OR OFFER.

          (a) A dissenter may notify the corporation in writing of his own estimate of the fair value of his shares and amount of interest due, and demand payment of his estimate of the fair value of his shares and interest due, if:

               (1)  The dissenter believes that the amount offered under Code
                    Section 14-2-1325 is less than the fair value of his shares or that the interest due is incorrectly calculated; or

               (2) The corporation, having failed to take the proposed action, does not return the deposited certificates or release the transfer restrictions imposed on uncertificated shares within 60 days after the date set for demanding payment.

          (b) A dissenter waives his or her right to demand payment under this Code Section and is deemed to have accepted the corporation's offer unless he or she notifies the corporation of his or her demand in writing under subsection (a) of this Code section within 30 days after the corporation offered payment for his or her shares, as provided in Code Section 14-2-1325.

          (c) If the corporation does not offer payment within the time set forth in subsection (a) of Code Section 14-2-1325:

               (1) The shareholder may demand the information required under subsection (b) of Code Section 14-2-1325, and the corporation shall provide the information to the shareholder within ten days after receipt of a written demand for the information; and

               (2) The shareholder may at any time, subject to the limitations period of Code Section 14-2-1332, notify the corporation of his own estimate of the fair value of his shares and the amount of interest due and demand payment of his estimate of the fair value of his shares and interest due.

PART 3.  JUDICIAL APPRAISAL OF SHARES.

(S) 14-2-1330.  COURT ACTION.

          (a) If a demand for payment under Code Section 14-2-1327 remains unsettled, the corporation shall commence a proceeding within 60 days after receiving the payment demand and petition the court to determine the fair value of the shares and accrued interest. If the corporation does not commence the proceeding within the 60-day period, it shall pay each dissenter whose demand remains unsettled the amount demanded.

          (b) The corporation shall commence the proceeding, which shall be a nonjury equitable valuation proceeding, in the superior court of the county where a corporation's registered office is located. If the surviving corporation is a foreign corporation without a registered office in this state, it shall commence the proceeding in the county in this state where the registered office of the domestic corporation merged with or whose shares were acquired by the foreign corporation was located.

     (c) The corporation shall make all dissenters, whether or not residents of this state, whose demands remain unsettled parties to the proceeding, which shall have the effect of an action quasi in rem against their shares. The corporation shall serve a copy of the petition in the proceeding upon each dissenting shareholder who is a resident of this state in the manner provided by law for the service of a summons and complaint, and upon each nonresident dissenting shareholder either by registered or certified mail or by publication, or in any other manner permitted by law.

     (d) The jurisdiction of the court in which the proceeding is commenced under subsection (b) of this Code section is plenary and exclusive. The court may appoint one or more persons as appraisers to receive evidence and recommend decision on the question of fair value. The appraisers have the powers described in the order appointing them or in any amendment to it. Except as otherwise provided in this chapter, Chapter 11 of Title 9, known as the "Georgia Civil Practice Act," applies to any proceeding with respect to dissenters' rights under this chapter.

     (e) Each dissenter made a party to the proceeding is entitled to judgment for the amount which the court finds to be the fair value of his shares, plus interest to the date of judgment.

(S) 14-2-1331.  COURT COSTS AND COUNSEL FEES.

     (a) The court in an appraisal proceeding commenced under Code Section 14-2-1330 shall determine all costs of the proceeding, including the reasonable compensation and expenses of appraisers appointed by the court, but not including fees and expenses of attorneys and experts for the respective parties. The court shall assess the costs against the corporation, except that the court may assess the costs against all or some of the dissenters, in amounts the court finds equitable, to the extent the court finds the dissenters acted arbitrarily, vexatiously, or not in good faith in demanding payment under Code
          Section 14-2-1327.

     (b) The court may also assess the fees and expenses of attorneys and experts for the respective parties, in amounts the court finds equitable:

          (1) Against the corporation and in favor of any or all dissenters if the court finds the corporation did not substantially comply with the requirements of Code Sections 14-2-1320 through 14-2-1327; or

               (2) Against either the corporation or a dissenter, in favor of any other party, if the court finds that the party against whom the fees and expenses are assessed acted arbitrarily, vexatiously, or not in good faith with respect to the rights provided by this article.

     (c) If the court finds that the services of attorneys for any dissenter were of substantial benefit to other dissenters similarly situated, and that the fees for those services should not be assessed against the corporation, the court may award to these attorneys reasonable fees to be paid out of the amounts awarded the dissenters who were benefitted.

(S) 14-2-1332.  LIMITATION OF ACTIONS.

     No action by any dissenter to enforce dissenters' rights shall be brought more than three years after the corporate action was taken, regardless of whether notice of the corporate action and of the right to dissent was given by the corporation in compliance with the provisions of Code Section 14-2-1320 and Code Section 14-2-1322.

                                    PART II

                    INFORMATION NOT REQUIRED IN PROSPECTUS
                    --------------------------------------

ITEM 20.  INDEMNIFICATION OF DIRECTORS AND OFFICERS

     Article 8, Part 5 of the Georgia Business Corporation Code provides for indemnification of directors and officers of corporations. Under the provisions of O.C.G.A. (S) 14-2-852, a director of Bancshares, wholly successful on the merits or otherwise, in the defense of any proceeding or claim to which the director is a party because he or she is a director of Bancshares, is entitled as a matter of right to indemnification against reasonable expense, including attorneys' fees, incurred by him in connection with the proceedings. Bancshares is further authorized to indemnify any person who is made a director to a proceeding because he or she is a director against any liability incurred if that person acted in a manner he or she believed in good faith to be in, or not opposed to, the best interests of the corporation and, in the case of any criminal proceeding, he or she had no reasonable cause to believe his or her conduct was unlawful. The authority of Bancshares to indemnify a director is not applicable in connection with any proceeding brought by or in the right of the corporation except for reasonable expenses incurred in connection with the proceeding if it is determined the director has met the relevant standard of conduct, or in connection with any other proceeding in which he or she is adjudged liable on the basis that personal benefit was improperly received by him whether or not involving an action in his or her official capacity.

     A determination that a director is entitled to indemnification shall be made if there are two or more disinterested directors by the Board of Directors by a majority vote of all the disinterested directors constituting a quorum or by a majority of the members of a committee of two or more disinterested directors appointed by such a vote; by special legal counsel, if there are fewer than two disinterested directors selected by the Board of Directors; or by the shareholders of the corporation, excluding shares owned by or voted under the control of directors who do not qualify as a disinterested director. A director of a corporation who is a party to a legal proceeding may apply to the court for indemnification or advances for expenses. The court may order indemnification or advances for expenses if it determines (1) the director is entitled to mandatory indemnification; or (2) the director is fairly and reasonably entitled to indemnification even if the director has not met the relevant standard of conduct set forth in subsections O.C.G.A. (S) 14-2-851(a) and (b), has failed to comply with O.C.G.A. (S)14-2-853, or was adjudged liable in a proceeding brought by or in the right of the corporation or in any proceeding alleging that personal benefit was improperly received by him or her, in which latter event, however, his or her indemnification is limited to reasonable expenses incurred in connection with the proceeding. If the court determines that the director is entitled to indemnification or advance for expenses under this part, it may also order the corporation to pay the director's reasonable expenses to obtain court indemnification or advance for expenses. The articles of incorporation of Bancshares also eliminate, as permitted by law, the personal liability of directors of Bancshares from monetary damages for breach of duty of care or other duty as a director, excepting only any liability for misappropriation of any business opportunity of the corporation, intentional misconduct, and other specified conduct.

     An officer of Bancshares who is not a director is entitled to mandatory indemnification and is entitled to apply for court ordered indemnification in each case to the same extent as is a director of Bancshares. Bancshares may also indemnify and advance expenses to an officer, employee or agent who is not a director to the extent, consistent with public policy, that may be provided by its articles of incorporation, bylaws, general or specific action of its Board of Directors, or contract.

     Bancshares bylaws provide for indemnification of officers and directors substantially similar to that provided by Article 8, Part 5 of the Georgia Business Corporations Code. Insofar as indemnification for liabilities arising under the Securities Act of 1933 (the "Act") may be permitted to directors, officers and controlling persons of the Registrant pursuant to the foregoing provisions, or otherwise, the Registrant has been advised that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the Act and therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the Registrant of expenses incurred or paid by a director, officer, or controlling person of the Registrant in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, the Registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question of whether such indemnification by it is against public policy as expressed in the Act and will be governed by the final adjudication of such issue.

     The Registrant's articles of incorporation provide that no director of Bancshares shall be personally liable to the Registrant or its shareholders for monetary damages for a breach of the duty of care or any other duty as a director, except in the case of: (i) wrongful appropriation of any business opportunity of the Registrant; (ii) actual omissions not in good faith or involving intentional misconduct or knowing violation of law; (iii) liability for unlawful distribution; or (iv) any transaction from which the director derived an improper personal benefit.

ITEM 21.  EXHIBITS AND FINANCIAL STATEMENT SCHEDULES

     The following exhibits are filed as a part of this Registration Statement:

     2. (a) Plan of Reorganization and Agreement of Merger, dated April 14, 1998 between Capitol City Bancshares, Inc., Capitol City Bank and Trust, and Capital City Interim, Inc. which Agreement is included as Appendix "A" to the proxy statement included in this Registration Statement.

   3.1 Articles of Incorporation of Registrant (incorporated by reference as Exhibit 3.(a) to the Registrant's Form S-4 filed by Capitol City Bancshares, Inc. on September 30, 1998. Registration No. 333-64789).

   3.2 Bylaws of Registrant (incorporated by reference as Exhibit 3.(b) to the Registrant's Form S-4 filed by Capitol City Bancshares, Inc. on September 30, 1998. Registration No. 333-64789).

     5    Opinion and consent of Martin, Snow, Grant & Napier as to the legality of the securities registered hereby (incorporated by reference as Exhibit 5 to the Registrant's Form S-4 filed by Capitol City Bancshares, Inc. on September 30, 1998. Registration No. 333-64789).

     8    Opinion and consent of Martin, Snow, Grant & Napier as to the federal income tax consequences of the transaction to the shareholders of Capitol City Bancshares, Inc. (incorporated by reference as Exhibit 8 to the Registrant's Form S-4 filed by Capitol City Bancshares, Inc. on September 30, 1998. Registration No. 333-64789).

    23    The consents of Martin, Snow, Grant & Napier are contained in the opinions of such firm filed as Exhibits "5" and "8" (incorporated by reference as Exhibits "5" and "8" to the Registrant's Form S-4 filed by Capitol City Bancshares, Inc. on September 30, 1998. Registration No. 333-64789).

  24.1 Power of Attorney (incorporated by reference to the Power of Attorney contained in the Registrant's Form S-4 filed by Capitol City Bancshares, Inc. on September 30, 1998. Registration No. 333-64789).

  99.1 Form of Proxy (incorporated by reference as Exhibit 99.1 to the Registrant's Form S-4 filed by Capitol City Bancshares, Inc. on September 30, 1998. Registration No. 333-64789).

ITEM 22.  Undertakings.  The undersigned Registrant hereby undertakes as
          ------------
follows:

     (1) The undersigned Registrant hereby undertakes to respond to requests for information that is incorporated by reference into the Prospectus pursuant to Items 4, 10(b), 11, or 13 of this Form, within one business day of receipt of such request, and to send the incorporated documents by first class mail or other equally prompt means. This includes information contained in documents filed subsequent to the effective date of the registration statement through the date of responding to the request.

     (2) The undersigned Registrant hereby undertakes to supply by means of a post-effective amendment all information concerning a transaction, and the company being acquired involved therein, that was not the subject of and included in the registration statement when it became effective.

                                  SIGNATURES
                                  ----------

     Pursuant to the requirements of the Securities Act of 1933, Capitol City Bancshares, Inc. has duly caused this Amendment No. 1 to the Registration Statement to be signed on its behalf by the undersigned thereunto duly authorized in the City of Atlanta, State of Georgia, on the 15th day of October, 1998.

                                  CAPITOL CITY BANCSHARES, INC.


                                  By: /s/ George G. Andrews
                                      ----------------------------
                                      GEORGE G. ANDREWS, President


     Pursuant to the Securities Act of 1933 and pursuant to the power of attorney contained in the original Registration Statement filed with the Securities and Exchange Commission by Capitol City Bancshares, Inc., this Amendment No. 1 to the Registration Statement has been signed by the following persons in the capacity and on the date indicated by their duly authorized attorney-in-fact.

       Signature                            Title                                     Date
       ---------                            -----                                     ----
/s/ George G. Andrews                Director, President, Chief Executive
--------------------------------     Officer, and Treasurer (Principal
GEORGE G. ANDREWS                    executive, Financial and
                                     accounting officer)


/s/ Dr. Gloria Campbell-D'Hue        Director
--------------------------------
DR. GLORIA CAMPBELL-D'HUE


/s/ J. Al Cochran                    Director
--------------------------------
J. AL COCHRAN


/s/ Keith E. Evans                   Director
--------------------------------
KEITH E. EVANS


/s/ Leon Goodrum                     Chairman
--------------------------------
LEON GOODRUM


/s/ Agnes H. Harper                  Director
--------------------------------
AGNES H. HARPER


/s/ Charles W. Harrison              Director
--------------------------------
CHARLES W. HARRISON


/s/ Robert A. Holmes                 Director
--------------------------------
ROBERT A. HOLMES


/s/ Marian S. Jordan                 Director
--------------------------------
MARIAN S. JORDAN


/s/ Kaneta R. Lott                   Director
--------------------------------
KANETA R. LOTT

/s/ George C. Miller, Jr.          Director
-------------------------------
GEORGE C. MILLER, JR.


/s/ Sarah S. Sistrunk              Director
-------------------------------
SARAH S. SISTRUNK


/s/ Roy W. Sweat                   Director
-------------------------------
ROY W. SWEAT


/s/ William Thomas                 Director
-------------------------------
WILLIAM THOMAS


/s/ Cordy T. Vivian                Director
-------------------------------
CORDY T. VIVIAN


BY: /s/ George G. Andrews
    -----------------------------------
    GEORGE G. ANDREWS, Attorney-in-Fact

                                 EXHIBIT INDEX
                                 -------------


Exhibit
Number                  Description of Exhibits
-------                 -----------------------

2.1       Plan of Reorganization and Agreement of Merger, dated
          April 14, 1998, by and between Capitol City Bancshares, Inc., Capitol City Bank and Trust, and Capitol City Interim,
          Inc., which Agreement is included as Appendix "A" to the Proxy Statement included in this Registration Statement.

3.1 Articles of Incorporation of Registrant (incorporated by reference as Exhibit 3.(a) to the Registrant's Form S-4 filed by Capitol City Bancshares, Inc. on September 30,
          1998, Registration No. 333-64789).

3.2 Bylaws of Registrant (incorporated by reference as Exhibit 3.(b) to the Registrant's Form S-4 filed by
          Capitol City Bancshares, Inc. on September 30, 1998,
          Registration No. 333-64789).

5         Opinion and consent of Martin, Snow, Grant
          & Napier as to the legality of the Securities registered hereby (incorporated by reference as Exhibit 5 to the Registrant's Form S-4 filed by
          Capitol City Bancshares, Inc. on September 30, 1998,
          Registration No. 333-64789).

8         Opinion and consent of Martin, Snow, Grant
          & Napier as to the federal income tax
          consequences of the transaction to the
          shareholders of Capitol City Bancshares, Inc.
          (incorporated by reference as Exhibit 8 to the Registrant's Form S-4 filed by Capitol
          City Bancshares, Inc. on September 30, 1998,
          Registration No. 333-64789).

23 The consents of Martin, Snow, Grant & Napier are contained in the opinions of such firm filed or to be filed as Exhibits "5" and "8"
          (incorporated by reference as Exhibits 5 and 8 to the Registrant's Form S-4 filed by Capitol
          City Bancshares, Inc. on September 30, 1998,
          Registration No. 333-64789).

24.1 Power of Attorney (incorporated by reference to the Power of Attorney contained in the Registrant's Form S-4 filed by Capitol City
          Bancshares, Inc. on September 30, 1998,
          Registration No. 333-64789).

99.1 Form of Proxy (incorporated by reference as Exhibit 99.1 to the Registrant's Form S-4 filed by Capitol City Bancshares, Inc. on September 30,
          1998, Registration No. 333-64789).